No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice of Convocation of the 94th Ordinary General Meeting of Shareholders of the Company has been uploaded on May 24, 2018 to the Company’s website shown below.

http://world.honda.com/investors/stock_bond/meeting.html

Exhibit 2:

The English translation of Report of Independent Directors of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 29, 2018

•	Notice of Convocation of the 94th Ordinary General Meeting of Shareholders

•	Reference Materials for the General Meeting of Shareholders

•	Business Report for the 94th Fiscal Year

•	Consolidated Financial Statements

•	Audit Report

[Abridged Translation]

May 29, 2018

To Shareholders:

Notice of Convocation of the 94th

Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the 94th Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.

Please note that, if you do not plan to attend the meeting, you may exercise your voting rights by mail or via the Internet. We request that you exercise your voting rights no later than 6:00 p.m. on Wednesday, June 13, 2018 after reviewing the reference materials for the general meeting of shareholders mentioned below.

Voting by mail: Please indicate whether you are in favor of, or opposed to, the proposals on the enclosed voting right exercise form, and send the voting right exercise form to us so that it is received no later than 6:00 p.m. on Wednesday, June 13, 2018.

Yours faithfully,

Takahiro Hachigo
President and Representative Director

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

Particulars

Time and Date	10:00 a.m. on Thursday, June 14, 2018

Place	Grand Nikko Tokyo Daiba
Palais Royal on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

Agenda

Matters to be reported

1.	Report on the Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 94th Fiscal Year (from April 1, 2017 to March 31, 2018);

2.	Report on the Results of the Audit of the Consolidated Financial Statements for the 94th Fiscal Year (from April 1, 2017 to March 31, 2018) by the Independent Auditors and the Audit and Supervisory Committee.

Matters to be resolved

First Item

Election of Nine (9) Directors (Excluding Directors who are Audit and Supervisory Committee Members)

Second Item

Determination of Amounts and Other Details of Stock-Based Remuneration, etc. for Directors, etc.

Notes:

(1)	If there is no indication of approval or disapproval on a voting right exercise form in relation to any matter proposed to be resolved, it will be treated as a vote of approval for such matter.

(2)	If voting rights are exercised both through indications on the voting right exercise form and through voting via the Internet, causing voting rights to be exercised more than once, the votes submitted via the Internet will be regarded as the effective votes.

(3)	If voting rights are exercised more than once via the Internet, the most recent votes submitted via the Internet will be regarded as the effective votes.

(4)	If you wish to exercise your voting rights by proxy, one other shareholder holding a voting right of the Company may attend the meeting as proxy. In this case, please submit a document that certifies your power of representation, such as a letter of attorney, to the Company (a person who is not a shareholder, such as a proxy who is not a shareholder and an accompanying person of a shareholder, may not attend the meeting).

*	If you wish to exercise your voting rights via the Internet, please enter your vote for or against each of the proposals on the following voting rights exercise website.

https://www.web54.net/

*	Details regarding these agenda items are contained in the “Business Report for the 94th Fiscal Year,” which is appended to this Notice of Convocation.

*	If any revision is made to the reference materials for the general meeting of shareholders or the attached materials, the revision will be posted on the Company’s website.

Japanese     http://www.honda.co.jp/investors/    English     http://world.honda.com/investors/

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS

FIRST ITEM     Election of Nine (9) Directors (Excluding Directors Who are Audit and Supervisory Committee Members)

The term of office of each of the nine (9) current Directors (excluding Directors who are Audit and Supervisory Committee Members) is due to expire at the close of this general meeting of shareholders.

It is proposed that the following nine (9) Directors (excluding Directors who are Audit and Supervisory Committee Members), including two (2) Outside Directors, be elected at this meeting.

The names and particulars of the candidates for the position of Directors (excluding Directors who are Audit and Supervisory Committee Members) are provided below.

If this Item is approved, the number of Directors will be fourteen (14), including Directors who are Audit and Supervisory Committee Members, of which five (5) are Outside Directors.

Candidate number		Name	Current position	Responsibilities	Attendance record of the Board of Directors

1	Reappointment	Takahiro Hachigo	President and Representative Director	Chief Executive Officer	10/10 100%

2	Reappointment	Seiji Kuraishi	Executive Vice President and Representative Director	Chief Operating Officer In Charge of Strategy, Business Operations and Regional Operations Risk Management Officer Corporate Brand Officer	10/10 100%

3	Reappointment	Yoshiyuki Matsumoto	Senior Managing Director	In Charge of Research & Development (Research & Development, Intellectual Property and Standardization)	10/10 100%

4	Reappointment	Toshiaki Mikoshiba	Senior Managing Director	In Charge of Sales and Marketing Chief Officer for Regional Operations (North America)	8/8 100%

5	Reappointment	Yoshi Yamane	Senior Managing Director	In Charge of Production (Production, Purchasing, Quality, Parts and Service) Chief Officer for Production Operations	10/10 100%

6	Reappointment	Kohei Takeuchi	Senior Managing Director	Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT) Chief Officer for Business Management Operations Chief Officer for Driving Safety Promotion Center	10/10 100%

7	Reappointment	Hideko Kunii Outside Independent Director	Director		10/10 100%

8	Reappointment	Motoki Ozaki Outside Independent Director	Director		10/10 100%
9	Reappointment	Takanobu Ito	Director and Advisor		10/10 100%

Note:	The attendance record of Director Toshiaki Mikoshiba shows figures covering the meetings of the Board of Directors held after his assumption of office on June 15, 2017.

1	Takahiro Hachigo	Date of birth May 19, 1959	Reappointment

Current position	President and Representative Director	Responsibilities	Chief Executive Officer
● Number of shares of the Company held 37,200 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 3 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2013	Representative of Development, Purchasing and Production (China)

Apr. 2008	General Manager of Automobile Purchasing Division II for Purchasing Operations	Apr. 2013	Vice President of Honda Motor (China) Investment Co., Ltd.

June 2008	Operating Officer of the Company	Nov. 2013	Vice President of Honda Motor Technology (China) Co., Ltd.

Apr. 2010	General Manager of Purchasing Division II for Purchasing Operations	Apr. 2014	Managing Officer of the Company

Apr. 2011	General Manager of Suzuka Factory for Production Operations	Apr. 2015	Senior Managing Officer of the Company

Apr. 2012	Vice President and Director of Honda Motor Europe, Ltd.	June 2015	President, Chief Executive Officer and Representative Director of the Company

Sep. 2012	Managing Officer of Honda R&D Co., Ltd.	Apr. 2017	Chief Executive Officer of the Company (present)

Sep. 2012	President and Director of Honda R&D Europe (U.K.) Ltd.	June 2017	President and Representative Director of the Company (present)

Reasons for nomination as a candidate for position of Director

Takahiro Hachigo has broad experience primarily in the areas of research and development, production and purchasing, as well as extensive international experience, and has a thorough knowledge of the Company group’s business including overseas operations. Since June 2015, as President and Representative Director, he has been responsible for the execution of all operations and has been in charge of the management of the entire Honda Group by demonstrating strong leadership. He has been nominated as a candidate for Director, given that he is an excellent person with both superior personality and insights and is well qualified for continuing to assume a role as a corporate manager in order to achieve the realization of its corporate vision set for 2030.

2	Seiji Kuraishi	Date of birth July 10, 1958	Reappointment

Current position	Executive Vice President and Representative Director	Responsibilities	Chief Operating Officer, In Charge of Strategy, Business Operations and Regional Operations, Risk Management Officer, Corporate Brand Officer
● Number of shares of the Company held 37,200 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 2 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Honda Motor Co., Ltd.	Nov. 2013	President of Honda Motor Technology (China) Co., Ltd.

Apr. 2007	Vice President of Honda Motor (China) Investment Co., Ltd.	Apr. 2014	Managing Officer of the Company

June 2007	Operating Officer of the Company	Apr. 2016	Senior Managing Officer of the Company

Jan. 2008	President of Dongfeng Honda Automobile Co., Ltd.	June 2016	Executive Vice President, Executive Officer and Representative Director of the Company

Apr. 2010	Chief Officer for Regional Operations (China)	June 2016	Risk Management Officer (present)

Apr. 2010	President of Honda Motor (China) Investment Co., Ltd.	June 2016	Corporate Brand Officer (present)

June 2010	Director of the Company	Apr. 2017	Chief Operating Officer of the Company (present)

Apr. 2011	Operating Officer and Director of the Company	Apr. 2017	In Charge of Strategy, Business Operations and Regional Operations (present)

June 2011	Operating Officer of the Company (retired from position as Director)	June 2017	Executive Vice President and Representative Director of the Company (present)

  Reasons for nomination as a candidate for position of Director

Seiji Kuraishi has broad experience primarily in the areas of supply chain management and sales and marketing, as well as his extensive international experience, and has a thorough knowledge of the Company group’s business including overseas operations. In the fiscal year ended March 31, 2018, he has demonstrated strong leadership in efforts aimed at enhancing the joy of our customers on a global basis and has achieved satisfactory results as Executive Vice President and Representative Director, Chief Operating Officer in charge of Strategy, Business Operations and Regional Operations. He has been nominated as a candidate for Director, given that he is an excellent person with both superior personality and insights and is well qualified for continuing to assume a role as a corporate manager in order to achieve the realization of its corporate vision set for 2030.

3	Yoshiyuki Matsumoto	Date of birth January 14, 1958	Reappointment

Current position	Senior Managing Director	Responsibilities	In Charge of Research & Development (Research & Development, Intellectual Property and Standardization)
● Number of shares of the Company held 40,200 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 3 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1981	Joined Honda Motor Co., Ltd.	Apr. 2015	Senior Managing Officer of the Company

Apr. 2006	Responsible for Automobile Products for Automobile Operations	Apr. 2015	Chief Officer for Automobile Operations

June 2006	Operating Officer of the Company	Apr. 2015	Executive in Charge of Quality Innovation for Automobile Operations

Apr. 2009	General Manager of Suzuka Factory for Production Operations	June 2015	Senior Managing Officer and Director of the Company

Apr. 2011	Executive in Charge of Business Unit No. 3 for Automobile Operations	Apr. 2016	President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd.

Apr. 2012	Managing Officer of the Company	Apr. 2016	Supervising Director of F1 Project

Apr. 2013	Representative of Development, Purchasing and Production (Asia & Oceania)	Apr. 2017	In Charge of Research & Development (Research & Development, Intellectual Property and Standardization) (present)

Apr. 2013	Executive Vice President of Asian Honda Motor Co., Ltd.	June 2017	Senior Managing Director of the Company (present)

Apr. 2013	President and Chief Executive Officer of Honda Motor India Private Ltd.	Apr. 2018	President and Representative Director of Honda R&D Co., Ltd. (present)

(Significant concurrent positions)
President and Representative Director of Honda R&D Co., Ltd.

  Reasons for nomination as a candidate for position of Director

Yoshiyuki Matsumoto has broad experience primarily in the research and development area, as well as product planning and the production area, etc., and has a thorough knowledge of the Company group’s business including overseas operations. In the fiscal year ended March 31, 2018, he has demonstrated high levels of expertise and strong leadership as an officer in charge of Research & Development, Intellectual Property and Standardization, and has achieved satisfactory results primarily in initiatives toward creating new value. He has been nominated as a candidate for Director, given that he is an excellent person with both superior personality and insights and is well qualified for continuing to assume a role as a corporate manager in order to achieve the realization of its corporate vision set for 2030.

4	Toshiaki Mikoshiba	Date of birth November 15, 1957	Reappointment

Current position	Senior Managing Director	Responsibilities	In Charge of Sales and Marketing, Chief Officer for Regional Operations (North America)
● Number of shares of the Company held 36,000 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 8/8 (100%)		● Term of office as Director (as of the close of this Meeting) 1 year

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1980	Joined Honda Motor Co., Ltd.	Apr. 2014	President and Director of Honda Motor Europe Ltd.

Apr. 2008	Responsible for East Europe, the Middle & Near East and Africa for Regional Operations (Europe, the Middle & Near East and Africa)	Apr. 2015	Senior Managing Officer of the Company

Apr. 2008	Executive Vice President and Director of Honda Motor Europe Ltd.	Apr. 2016	Chief Officer for Regional Operations (North America) (present)

June 2008	Operating Officer of the Company	Apr. 2016	President and Director of Honda North America, Inc. (present)

June 2009	Responsible for Russia and CIS for Regional Operations (Europe, the Middle & Near East and Africa)	Apr. 2016	President and Director of American Honda Motor Co., Inc. (present)

Aug. 2009	President and Director of Honda Motor RUS LLC	Apr. 2016	Chief Executive Officer of American Honda Motor Co., Inc. (present)

Apr. 2011	President of Guangqi Honda Automobile Co., Ltd.	Apr. 2017	In Charge of Sales and Marketing (present)

Apr. 2014	Managing Officer of the Company	June 2017	Senior Managing Director of the Company (present)

Apr. 2014	Chief Officer for Regional Operations (Europe Region)	Apr. 2018	Chief Executive Officer of Honda North America, Inc. (present)

(Significant concurrent positions)
President, Chief Executive Officer and Director of Honda North America, Inc. President, Chief Executive Officer and Director of American Honda Motor Co., Inc.
Reasons for nomination as a candidate for position of Director

Toshiaki Mikoshiba has broad experience primarily in the area of sales and marketing, as well as extensive international experience, and has a thorough knowledge of the Company group’s business including overseas operations. In the fiscal year ended March 31, 2018, he has demonstrated strong leadership in efforts aimed at enhancing the joy of our customers as an officer in charge of Sales and Marketing and Chief Officer for Regional Operations (North America), and he has achieved satisfactory results in overseeing business execution in the area of sales and marketing from a global perspective. He has been nominated as a candidate for Director, given that he is an excellent person with both superior personality and insights and is well qualified for continuing to assume a role as a corporate manager in order to achieve the realization of its corporate vision set for 2030.

5	Yoshi Yamane	Date of birth September 28, 1958	Reappointment

Current position	Senior Managing Director	Responsibilities	In Charge of Production (Production, Purchasing, Quality, Parts and Service), Chief Officer for Production Operations
● Number of shares of the Company held 36,000 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 3 years

● Resume, current position, responsibilities and significant concurrent positions

Oct. 1985	Joined Honda Engineering Co., Ltd.	Apr. 2014	Head of Production Supervisory Unit of Automobile Production for Regional Operations (Japan)

Apr. 2008	Large Project Leader of Corporate Project, Automobile Production Planning Office for Production Operations	Apr. 2015	Senior Managing Officer of the Company

June 2008	Operating Officer of the Company	Apr. 2015	Chief Production Officer

June 2008	Responsible for Production for Production Operations	Apr. 2015	Representative of Automobile Development, Purchasing and Production for Automobile Operations

Apr. 2009	Responsible for Production for Regional Operations (China)	Apr. 2015	Head of Production for Automobile Operations

Sep. 2010	Vice President of Honda Motor (China) Investment Co., Ltd.	Apr. 2015	Representative of Automobile Development, Purchasing and Production (Europe Region)

Apr. 2012	General Manager of Suzuka Factory for Production Operations	June 2015	Senior Managing Officer and Director of the Company

Apr. 2013	Representative of Automobile Development, Purchasing and Production (Japan)	Apr. 2016	Chief Officer for Production Operations (present)

Apr. 2013	General Manager of Suzuka Factory of Automobile Production for Automobile Operations	Apr. 2017	In Charge of Production (Production, Purchasing, Quality, Parts and Service) (present)

Apr. 2014	Managing Officer of the Company	June 2017	Senior Managing Director of the Company (present)

Apr. 2014	Head of Automobile Production for Regional Operations (Japan)

Reasons for nomination as a candidate for position of Director

Yoshi Yamane has broad experience primarily in the area of production, and has a thorough knowledge of the Company group’s business including overseas operations. In the fiscal year ended March 31, 2018, he has demonstrated high levels of expertise and strong leadership mainly in the area of production as an officer in charge of Production, and he has achieved satisfactory results in overseeing business execution in broad areas including purchasing, quality, parts and services from a global perspective. He has been nominated as a candidate for Director, given that he is an excellent person with both superior personality and insights and is well qualified for continuing to assume a role as a corporate manager in order to achieve the realization of its corporate vision set for 2030.

6	Kohei Takeuchi	Date of birth February 10, 1960	Reappointment

Current position	Senior Managing Director	Responsibilities	Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT), Chief Officer for Business Management Operations, Chief Officer for Driving Safety Promotion Center
● Number of shares of the Company held 26,600 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 5 years

● Resume, current position, responsibilities and significant concurrent positions

Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2015	Managing Officer and Director of the Company

Apr. 2010	General Manager of Accounting Division for Business Management Operations	Apr. 2016	Senior Managing Officer and Director of the Company

Apr. 2011	Operating Officer of the Company	Apr. 2016	Chief Officer for Driving Safety Promotion Center (present)

Apr. 2013	Chief Officer for Business Management Operations (present)	Apr. 2017	Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT) (present)

June 2013	Operating Officer and Director of the Company	June 2017	Senior Managing Director of the Company (present)

  Reasons for nomination as a candidate for position of Director

Kohei Takeuchi has broad experience primarily in the area of accounting and finance, as well as extensive international experience, and has a thorough knowledge of the Company group’s business including overseas operations. In the fiscal year ended March 31, 2018, he has demonstrated high levels of expertise and strong leadership as Chief Officer for Business Management Operations, and he has achieved satisfactory results in overseeing business execution in the area of management from a global perspective as Chief Financial Officer. He has been nominated as a candidate for Director, given that he is an excellent person with both superior personality and insights and is well qualified for continuing to assume a role as a corporate manager in order to achieve the realization of its corporate vision set for 2030.

7	Hideko Kunii	Date of birth December 13, 1947	Reappointment Outside Independent Director

Current position	Director
● Number of shares of the Company held 1,600 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Outside Director (as of the close of this Meeting) 4 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 2009	Associate Director of Ricoh Co., Ltd.	Mar. 2013	Retired from Associate Director of Ricoh Co., Ltd.

Jul. 2009	Chairperson of Ricoh IT Solutions Co., Ltd.	Apr. 2013	Deputy President, Shibaura Institute of Technology (present)

Jul. 2009	Outside Director of Innovation Network Corporation of Japan (present)	Oct. 2013	General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology (present)

Aug. 2009	Member of Gender Equality Bureau Cabinet Office	June 2014	Director of the Company (present)

Apr. 2012	Professor, Graduate School of Engineering Management, Shibaura Institute of Technology (present)	June 2014	Outside Director of Tokyo Electric Power Company, Incorporated (current Tokyo Electric Power Company Holdings, Incorporated) (present)

Mar. 2013	Retired from Chairperson of the Board and officer of Ricoh IT Solutions Co., Ltd.	June 2015	Outside Director of Mitsubishi Chemical Holdings Corporation (present)

(Significant concurrent positions)

Outside Director of Innovation Network Corporation of Japan, Professor, Graduate School of Engineering Management, Shibaura Institute of Technology, Deputy President, Shibaura Institute of Technology, General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology, Outside Director of Tokyo Electric Power Company Holdings, Incorporated, Outside Director of Mitsubishi Chemical Holdings Corporation

1.	Reasons for nomination as a candidate for position of Outside Director

Hideko Kunii has extensive experience in corporations, government and educational institutions as well as considerable knowledge regarding corporate management. She has properly fulfilled her duties as Outside Director since June 2014 by actively expressing opinions and providing suggestions. She has been nominated as a candidate for Outside Director again, in order to provide her advice on the Company’s corporate activities and oversee its overall management from an objective, broad and highly sophisticated perspective.

2.	Other matters related to the Outside Director candidate

(1)	Hideko Kunii is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.

(2)	Hideko Kunii fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed her as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange, Inc. and reported her appointment to the Tokyo Stock Exchange. If she is re-elected, the Company plans to continue her appointment as Independent Outside Director.

(3)	Outline of contents of the limited liability contract with the candidate for the position of Outside Director

Based on Article 427, Paragraph 1 of the Company Law and Article 29 of the Articles of Incorporation of the Company, the Company has entered into a contract with Hideko Kunii which limits her liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law. If she is re-elected, the Company plans to continue such limited liability contract.

8	Motoki Ozaki	Date of birth June 6, 1949	Reappointment Outside Independent Director

Current position	Director
● Number of shares of the Company held 700 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Outside Director (as of the close of this Meeting) 2 years

● Resume, current position, responsibilities and significant concurrent positions
June 2012	Chairman of the Board of Kao Corporation	June 2014	President of New National Theatre Foundation (present)

June 2012	President and Representative Director of The Kao Foundation for Arts and Sciences (present)	June 2015	Outside Director of Nomura Securities Co., Ltd. (present)

Mar. 2014	President of Kigyo Mecenat Kyogikai, Association for Corporate Support of the Arts (present)	June 2016	Director of the Company (present)

Mar. 2014	Retired from Chairman of the Board of Kao Corporation

(Significant concurrent positions)

President and Representative Director of The Kao Foundation for Arts and Sciences, President of Kigyo Mecenat Kyogikai, Association for Corporate Support of the Arts, President of New National Theatre Foundation, Outside Director of Nomura Securities Co., Ltd.

1.  Reasons for nomination as a candidate for position of Outside Director

Motoki Ozaki held positions of President and Chairman of Kao Corporation, and has extensive experience and considerable knowledge regarding corporate management. He has properly fulfilled his duties as Outside Director since June 2016 by actively expressing opinions and providing suggestions. He has been nominated as a candidate for Outside Director again, in order to provide his advice on the Company’s corporate activities and oversee its overall management from an objective, broad and highly sophisticated perspective.

2.  Other matters related to the Outside Director candidate

(1)   Motoki Ozaki is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.

(2)   Motoki Ozaki fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected, the Company plans to continue his appointment as an Independent Outside Director.

(3)   Outline of contents of the limited liability contract with the candidate for the position of Outside Director

Based on Article 427, Paragraph 1 of the Company Law and Article 29 of the Articles of Incorporation of the Company, the Company has entered into a contract with Motoki Ozaki which limits his liabilities, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law. If he is re-elected, the Company plans to continue such limited liability contract.

9	Takanobu Ito	Date of birth August 29, 1953	Reappointment

Current position	Director and Advisor
● Number of shares of the Company held 43,700 shares		● Special interest between the candidate and the Company None
● Attendance record of the Board of Directors 10/10 (100%)		● Term of office as Director (as of the close of this Meeting) 11 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1978	Joined Honda Motor Co., Ltd.	June 2005	Managing Officer of the Company

Apr. 1998	Executive Vice President of Honda R&D Americas, Inc.	Apr. 2007	Chief Officer for Automobile Operations

June 2000	Director of the Company	June 2007	Senior Managing Director of the Company

June 2001	Senior Managing Director of Honda R&D Co., Ltd.	Apr. 2009	President and Representative Director of Honda R&D Co., Ltd.

June 2003	Managing Director of the Company	June 2009	President and Representative Director of the Company

June 2003	Responsible for Motor Sports	Apr. 2011	President, Chief Executive Officer and Representative Director of the Company

June 2003	President and Representative Director of Honda R&D Co., Ltd.	Apr. 2011	Chief Officer for Automobile Operations

Apr. 2004	General Supervisor, Motor Sports	June 2015	Director and Advisor of the Company (present)

Apr. 2005	General Manager of Suzuka Factory for Production Operations

Reasons for nomination as a candidate for position of Director

Takanobu Ito served as President and Representative Director of the Company, and has extensive experience and considerable knowledge as a corporate manager as well as a thorough knowledge of the Company group’s business including overseas operations. He has properly fulfilled his duties as Director and Advisor since June 2015 by expressing opinions and providing suggestions regarding management, as well as undertaking the role of the Company’s point of contact with economic organizations, etc. He has been nominated as a candidate for Director again, given that he is well qualified to continue providing his advice on the Company’s corporate activities from an objective, broad and highly sophisticated perspective, and playing a role in overseeing its overall management.

◾ Criteria for Independence of Outside Directors

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the requirements set forth below:

1.	He/She is not, and has never been a person who executes the business of the Company group or a person from the Company group. Also, no family member, close relative, etc. (*1) of him/her has ever been a person who executes the business of the Company group during the last five years.

2.	He/She is not, and has never been, any of the following during the last five years:

1)	a person who executes the business of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender (*4) of the Company group;

4)	a person who belongs to an audit organization which conducts statutory audits for the Company;

5)	a person who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

6)	a person who executes the business of an entity whose outside director is also a person who executes the business of the Company; or

7)	a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (*6).

3.	No family member, close relative, etc. of the outside director currently falls under any of items 1) through 7) in paragraph 2 above.

4.	The total number of years of office of the outside director does not exceed 8 years.

[End]

Established on May 15, 2015 Partly amended on June 15, 2017
*1	A “family member, close relative, etc.” means a spouse of an outside director, a first or second degree relative, or any other relative who lives in the same place with the outside director.

*2	A “large shareholder” means a person who is one of the top 10 shareholders in terms of shareholding as of the end of a fiscal year.

*3	A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4	A “major lender” means a financial institution from which the Company group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6	An “organization which is receiving a large amount of donation or grant from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

◾ Opinions of the Audit and Supervisory Committee

With respect to this proposal, following the explanation by Representative Directors regarding such matters as the views on and procedures for the selection of the candidates for the position of Directors (excluding Directors who are Audit and Supervisory Committee Members) as well as the background, expertise, performance, personality, and insight of each candidate and the roles to be assigned to each candidate, and after the exchange of views, the Audit and Supervisory Committee examined whether the selection of the candidates was carried out in accordance with the nomination policy specified in “Honda Corporate Governance Basic Policies.”

As a result of this, the Audit and Supervisory Committee has judged that the nomination procedure is appropriate and each candidate is qualified for the position of the Company’s Director.

Note:	As for “Honda Corporate Governance Basic Policies”, please refer to the following website.
Investor Relations Menu > Management Policy > Corporate Governance
http://world.honda.com/investors/policy/governance.html

SECOND ITEM     Determination of Amounts and Other Details of Stock-Based Remuneration, etc. for Directors, etc.

1.	Reasons for the proposal and the rationale for remuneration, etc. proposed thereunder

It is proposed that a new stock-based remuneration system be introduced (hereinafter the “System”), which provides delivery or grant (hereinafter the “delivery, etc.” collectively) of shares in the Company, and the sum of money equivalent to the cash proceeds from the conversion of some of the shares in the Company (hereinafter the “shares in the Company, etc.”) along with the dividends on shares in the Company (including the shares subjected to the aforementioned conversion into cash) to Directors and Operating Officers who conduct business execution and who are residents of Japan (hereinafter the “Directors, etc.,” collectively).

After the introduction of the System, remuneration, etc. for the Directors, etc. shall consist of “fixed monthly remuneration,” “executive bonus” and “stock-based remuneration.”

The purpose of introducing the System is to further enhance the motivation for contributing to the sustainable growth of corporate value over the medium- to long-term, and to promote sharing of interests between the Directors, etc. and shareholders. Therefore the Company considers the introduction to be appropriate.

Since Operating Officers eligible for the System could be newly appointed as Directors during the applicable period of the System, it is proposed that the amounts and other details of entire remuneration, etc. under the System be decided.

Remuneration, etc. under this proposal shall be provided to the Directors, etc. in addition to the amount of remuneration for Directors of the Company (excluding Directors who are Audit and Supervisory Committee Members), (no more than 1,160 million yen per year, of which the remuneration for Outside Directors shall be no more than 34 million yen), as approved at the 93rd Ordinary General Meeting of Shareholders held on June 15, 2017.

The number of Directors eligible for the System shall be five, subject to a resolution approving Proposal No. 1 as originally proposed. Meanwhile, 16 Operating Officers as of the conclusion of this Ordinary General Meeting of Shareholders shall be eligible for the System.

2.	The amounts and other details of remuneration, etc. under the System

(1)	Outline of the System

Under the System, a trust (hereinafter the “Trust”) shall acquire shares in the Company, using funds contributed by the Company, and provide the Directors, etc. with the delivery, etc. of shares in the Company, etc. as well as the dividends paid thereon. Details are as follows.

(i) Persons eligible for the System	• Directors and Operating Officers who conduct business execution and who are residents of Japan
(ii) Maximum amount of funds contributed by the Company (details are as described in (3) below)	• An amount not exceeding 3,910 million yen for the trust period (approximately three years) shall be contributed.

(iii)   Upper limit of the number of shares in the Company (including the shares subjected to conversion into cash) for the delivery, etc. to Directors, etc. from the Trust, and the method for acquiring such shares in the Company (details are as described in (3) and (4) below)

•   Not exceeding 1,310,000 shares in the Company shall be subjected to the delivery, etc. (for three fiscal years).

•   Shares in the Company shall be acquired from the stock market, resulting in no dilution.

•   The yearly average at 437,000 shares (per fiscal year) of the aforementioned upper limit of the number of shares in the Company is equivalent to approximately 0.02% of the total number of shares issued (as of March 31, 2018, excluding treasury stock).

(iv) Performance conditions to be achieved (details are as described in (4) below)

•   The performance-linked coefficient shall be variable in a range between 50% and 150%, depending on the progress of financial criteria such as the consolidated operating profit ratio in the final fiscal year of the three consecutive fiscal years starting from the fiscal year in which the grant date of standard points belongs, and of non-financial criteria such as brand value and ESG.

(v) Timing of the delivery, etc. of shares in the Company, etc. to the Directors, etc. (details are as described in (5) below)

•   After three years from the grant of standard points

•   Shares in the Company delivered from the Trust to the Directors, etc. shall continuously be held for one year after the retirement in addition to the period in service.

(2)	Beneficiary requirements for the System

Directors, etc. may receive delivery, etc. from the Trust corresponding to the number of share delivery points (as defined in (4) below), on condition that they satisfy the beneficiary requirements.

The beneficiary requirements are as follows.

(i)	a person holds office as a Director, etc. (including persons who are newly elected as Directors, etc. on or after the start date of the System);

(ii)	a person has neither left office for personal reasons (excluding cases of leaving office for personal reasons due to unavoidable reasons such as injury and illness) nor resigned or been removed from office due to circumstances such as engaging in certain acts of misconduct or material violations of duties or internal rules while in office; and

(iii)	a person fulfills any other requirements prescribed in the trust agreement or the share delivery rules of the Company as being deemed necessary in order to achieve the purpose of the System as a stock-based remuneration system.

(3)	Maximum amount of funds contributed by the Company

The initial trust period under the System shall be approximately three years from August 2018 (scheduled) to the end of August 2021 (scheduled).

The Company shall contribute a trust fund not exceeding 3,910 million yen for the trust period (approximately three years), thereby establishing a trust for the benefit of the Directors, etc. who meet the beneficiary requirements. The Trust shall, under the instruction of the trust administrator, acquire shares in the Company from the stock market, using the trust fund. The Company shall grant standard points (as defined in (4) below) to the Directors, etc. each year during the trust period, and the Trust shall provide, after three years from the grant of standard points, the delivery, etc. of shares in the Company, etc. equivalent to the number of the share delivery points.

The Company may continue to use the Trust at the expiry of the trust period of the Trust, by amending the trust agreement along with additional trust funding, rather than newly establishing a trust.

In such case, the trust period shall be extended for the same period as the original trust period (three years), while the Company shall, for each extended trust period, contribute additional funds not exceeding the maximum amount of the trust fund as approved by the resolution at the Ordinary General Meeting of Shareholders. However, in the event of such additional funding, if there remain in the Trust property at the end of the trust period before extension, shares in the Company (excluding shares in the Company equivalent to the share delivery points granted to the Directors, etc. that are yet to be subjected to the delivery, etc.), and cash (hereinafter the “residual shares etc.,” collectively), the sum of the amount of the residual shares etc. and the trust fund to be additionally contributed shall not exceed the maximum amount of the trust fund as approved by the resolution at the Ordinary General Meeting of Shareholders. The trust period may be extended likewise thereafter.

If the Company decided not to amend the trust agreement, or provide additional trust funding, at the expiry of the trust period, no points shall be granted to the Directors, etc. thereafter; provided, however, that if, at this point in time, the Directors, etc. who may meet the beneficiary requirements remains in office, the trust period of the Trust may be extended until the delivery, etc. of shares in the Company, etc. to such Directors, etc. is completed.

(4)	Method for calculating the number of shares in the Company (including the shares subjected to conversion into cash) for the delivery, etc. to Directors, etc. and the upper limit thereof

The Company shall, in July each year, grant to the Directors, etc. standard points determined according to their rank, and shall, around June three years after such grant of standard points (or at the time of retirement or death of the Directors, etc. if such retirement or death takes place before the expiry of the applicable period as defined in (*2) below), determine the number of shares to be delivered (including the shares subjected to conversion into cash), based on the points calculated by multiplying the number of standard points by the performance-linked coefficient (hereinafter the “share delivery points”). One point shall be converted to one share in the Company for this purpose.

However, in the event of share split or share consolidation involving the shares in the Company during the trust period, the number of the share delivery points, and the upper limit of the number of shares to be delivered described below, shall be adjusted according to the ratio of such share split or share consolidation.

[Formula for calculating standard points]

Rank-based standard stock-based remuneration (*1) ÷ the monthly average closing price of the shares in the Company at the Tokyo Stock Exchange in July 2018 (or that in March immediately preceding the month in which the date of extension of the trust belongs, if the trust is continued)

[Formula for calculating the share delivery points]

Standard points x Performance-linked coefficient (*2)

(*1)	“Rank-based standard stock-based remuneration” is determined in consideration of job responsibilities and duties, along with the ratios of cash remuneration and stock-based remuneration to the entire remuneration, etc. for Directors, etc.

(*2)	The performance-linked coefficient shall be variable in a range between 50% and 150%, depending on the progress of financial criteria such as the consolidated operating profit ratio of the three consecutive fiscal years (hereinafter the “Applicable Period”) starting from the fiscal year in which the grant date of standard points belongs, as well as the progress of non-financial criteria such as brand value and ESG. In the event of retirement or death of a Director, etc. before the expiry of the Applicable Period, a 100% performance-linked coefficient shall be applied.

The total number of shares in the Company (including the shares subjected to conversion into cash) for the delivery, etc. as described above from the Trust to Directors, etc., shall not exceed the upper limit of 1,310,000 shares (for three fiscal years).

(*)	This upper limit is established based on the maximum amount of the trust fund as described in (3) above, while in consideration of factors such as the current share price.

(5)	Method and timing of the delivery, etc. of the shares in the Company, etc. to the Directors, etc.

The Company shall provide the delivery, etc. of shares in the Company, etc. corresponding to the share delivery points to the Directors, etc. who meet the beneficiary requirements, following the completion of designated procedure to determine beneficiary immediately after the determination of the share delivery points, as a general rule (namely after three years from a grant of standard points, or at the time of retirement of the Directors, etc. if such retirement takes place in the meantime). In this case, the number of shares in the Company equivalent to 50% of the share delivery points (the number of shares less than a share unit will be rounded off) shall be delivered, while the number of shares in the Company equivalent to the rest of the share delivery points shall be converted into cash within the Trust, and the proceeds therefrom shall be granted.

In the event of death of a Director, etc. who meets the beneficiary requirements, prior to the date of expiry of the Applicable Period, the number of shares in the Company equivalent to the share delivery points at such point in time shall wholly be converted into cash within the Trust, and the proceeds therefrom shall be granted to the heir of the said Director, etc.

The Directors, etc. shall continuously hold the shares in the Company delivered from the Trust for one year after the retirement, in addition to the period in office.

(6)	Dividends paid on the shares in the Company held within the Trust

Considering that the shares in the Company, etc. will be delivered only after three years from a grant of standard points, and in order to further enhance the motivation for contributing to the sustainable growth of corporate value over the medium- to long-term, dividends paid on the shares in the Company held within the Trust shall be received by the Trust, and then shall be granted to the beneficiaries in proportion to the number of shares in the Company (including the shares subjected to conversion into cash) for the delivery, etc. from the Trust, along with the shares in the Company, etc. subjected to the delivery, etc. described in (5) above, while being allocated to the trust fees and trust expenses for the Trust.

(7)	Exercise of voting rights of the shares in the Company held in the Trust

As for the shares in the Company held in the Trust (shares in the Company prior to the delivery, etc. to the Directors, etc.), voting rights shall not be exercised during the trust period, to ensure the neutral position of the Trust concerning the management of the Company.

(8)	Other details of the System

Other details of the System shall be decided by the Board of Directors on each occasion of the establishment of the Trust, the amendment to the trust agreement, and the contribution of additional fund to the Trust.

(Reference) Structure of the Trust

(i)	The Company shall introduce the System subject to the resolution at this Ordinary General Meeting of Shareholders, on the approval of the amount of remuneration, etc. for the Directors, etc. and other details of the System.

(ii)	The Company shall, based on the resolution of the Board of Directors, formulate the share delivery rules as the rules for remuneration under the System.

(iii)	The Company shall, within the maximum amount approved by the resolution at this Ordinary General Meeting of Shareholders in (i), entrust funds to establish a trust (hereinafter the “Trust”) for the benefit of the Directors, etc. who meet the beneficiary requirements.

(iv)	The Trust shall, under the instruction of the trust administrator, acquire shares in the Company from the stock market using the funds entrusted in (iii). The number of shares in the Company to be acquired shall not exceed the upper limit approved by the resolution at this Ordinary General Meeting of Shareholders in (i).

(v)	Dividends shall be paid on the shares in the Company held in the Trust, in the same manner as the other shares in the Company.

(vi)	As for the shares in the Company held in the Trust, no voting rights shall be exercised during the trust period.

(vii)	During the trust period, the beneficiaries shall, pursuant to the share delivery rules of the Company, receive grant of certain points, and shall later receive delivery of the number of shares in the Company equivalent to certain proportion of the points granted, after three years from the initial grant of points in principle, while separately receiving, pursuant to the provisions of the trust agreement, cash proceeds after the shares in the Company equivalent to the rest of the points granted are converted into cash in the Trust.

Meanwhile, dividends that has been paid to the shares in the Company held in the Trust shall also be granted to the beneficiaries, commensurate with the number of shares in the Company (including the shares subjected to conversion into cash) for the delivery, etc. from the Trust.

(viii)	Residual shares arising at the expiry of the trust period shall be subjected to the delivery, etc. to Directors, etc., if the Trust is continuously utilized under the System or under a similar stock-based remuneration system, by amending the trust agreement and entrusting additional funds. If the Trust is terminated due to the expiry of the trust period, such residual shares shall be transferred for no consideration from the Trust to the Company, and the Company intends to cancel such residual shares by the resolution of the Board of Directors, as a means of returning earnings to shareholders.

(ix)	Residual dividends on the shares in the Company held in the Trust arising at the expiry of the trust period shall be used as funds to acquire shares in the Company, if the Trust is continuously utilized. If, however, the Trust is terminated due to the expiry of the trust period, the portion of the residual dividends in excess of the trust expenses reserve (an amount of the trust fund less funds for share acquisition, and a reserve allocated to the trust fees and trust expenses, hereinafter the same), shall be donated to organizations that have no conflict of interest with the Company or the Directors, etc.

◾ Opinions of the Audit and Supervisory Committee

With respect to this proposal, following the explanation by the responsible officers regarding such matters as the philosophy, structure and level of entire remuneration as well as the content and process, etc. of stock-based remuneration, etc. for Directors (excluding Directors who are Audit and Supervisory Committee Members), and after the exchange of opinions, the Audit and Supervisory Committee examined whether the system is set in accordance with the philosophy of “Honda Corporate Governance Basic Policies,” and whether the process, etc. of determining remuneration is fair and appropriate.

As a result of this, the Audit and Supervisory Committee has judged that the details and process, etc. of this proposal is appropriate.

Note:	As for “Honda Corporate Governance Basic Policies”, please refer to the following website.
Investor Relations Menu > Management Policy > Corporate Governance
http://world.honda.com/investors/policy/governance.html

Business Report for the 94th Fiscal Year

For the Period From: April 1, 2017 To: March 31, 2018

1. OUTLINE OF BUSINESS

(1) Review of Operations

Looking at the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method (hereinafter, the “Honda Group”) in the fiscal year ended March 31, 2018, the United States economy continued a steady recovery, mainly due to improvement in employment conditions and growing personal consumption. Europe saw a gradual economic recovery, mainly due to improvement in employment conditions and growing personal consumption. In the Asian economies, India experienced a moderate recovery focused on domestic demand and the economies of Thailand and Indonesia picked up; while China’s economy continued an upward trend. The Japanese economy saw a gradual recovery, mainly due to steady improvement in employment conditions and a gradual upturn in personal consumption, in addition to moderate growth in capital investment.

In the Honda Group’s principal markets, the motorcycle market expanded compared to the previous fiscal year in India, Vietnam, Thailand, and Indonesia but shrank in Brazil. The automobile market grew significantly year on year in Thailand, and grew in Brazil, India, China, Japan and Europe, while shrinking in Indonesia and the United States.

In these circumstances, the Honda Group worked to strengthen its business structure in order to respond swiftly and accurately to the changing and varied needs of customers and society. On the research and development front, we made proactive efforts to develop safety and environmental technologies and advanced technologies to enhance the attractiveness of our products, incorporating open innovation with external partners. With regard to production, we further strengthened our production structure and developed a production system to deal with changes in demand on a global basis. As for sales, we worked to enhance our product lineup through measures such as aggressively launching products that offer new value and delivering products that go beyond national borders.

Honda has been conducting market-based measures in relation to airbag inflators mainly in North America and Japan. This is related to the problem where the internal pressure of inflators rises abnormally at the time of airbag deployment on the driver’s side and passenger’s side, causing damage to the container and spraying metal fragments within the cars. We are continuing to focus on the satisfaction and safety of our customers and making every effort through market-based measures to replace those airbag inflators as quickly as possible.

Honda’s consolidated profit for the year attributable to owners of the parent for the fiscal year ended March 31, 2018 totaled JPY 1,059.3 billion, an increase of 71.8% from the previous fiscal year, mainly due to impacts of the enactment of the U.S. Tax Cuts and Jobs Act. Earnings per share attributable to owners of the parent for the year amounted to JPY 590.79, an increase of JPY 248.69 from the previous fiscal year.

Consolidated sales revenue for the year amounted to JPY 15,361.1 billion, an increase of 9.7% from the previous fiscal year, due primarily to increased sales revenue in all business operations as well as favorable foreign currency translation effects.

Consolidated operating profit for the year amounted to JPY 833.5 billion, a decrease of 0.9% from the previous fiscal year, due primarily to increased SG&A expenses, the loss related to the settlement of multidistrict class action litigation and the reverse effect from the impact of pension plan amendments in the previous fiscal year, despite an increase in sales revenue and model mix and continuing cost reduction efforts.

Share of profit of investments accounted for using the equity method for the year amounted to JPY 247.6 billion, an increase of 50.3% from the previous fiscal year.

Consolidated profit before income taxes for the year totaled JPY 1,114.9 billion, an increase of 10.7% from the previous fiscal year, mainly due to increased share of profit of investment accounted for using the equity method.

Motorcycle Business

Consolidated unit sales totaled 12,954 thousand, an increase of 15.3% from the previous fiscal year.

Among all the regions, Asia had the highest consolidated unit sales, and sales of Activa in India and Wave110i in Thailand were both favorable.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2017	Year ended Mar. 31, 2018			Year ended Mar. 31, 2017	Year ended Mar. 31, 2018
			Change	%			Change	%
Motorcycle business	17,661	19,554	1,893	10.7	11,237	12,954	1,717	15.3
Japan	156	167	11	7.1	156	167	11	7.1
North America	294	313	19	6.5	294	313	19	6.5
Europe	217	234	17	7.8	217	234	17	7.8
Asia	15,937	17,720	1,783	11.2	9,513	11,120	1,607	16.9
Other Regions	1,057	1,120	63	6.0	1,057	1,120	63	6.0

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal year by business segment, in motorcycle business operations, sales revenue from external customers increased by 18.8%, to JPY 2,038.7 billion from the previous fiscal year, due mainly to increased consolidated unit sales. Operating profit totaled JPY 267.0 billion, an increase of 56.4% from the previous fiscal year, due primarily to an increase in sales volume and model mix despite the impact of pension plan amendments in the previous fiscal year.

Automobile Business

Consolidated unit sales totaled 3,689 thousand, an increase of 0.2% from the previous fiscal year.

Among all the regions, North America had the highest consolidated unit sales, and sales of the Civic and CR-V were favorable in the U.S.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2017	Year ended Mar. 31, 2018			Year ended Mar. 31, 2017	Year ended Mar. 31, 2018
			Change	%			Change	%
Automobile business	5,028	5,199	171	3.4	3,683	3,689	6	0.2
Japan	668	696	28	4.2	603	627	24	4.0
North America	1,970	1,902	-68	-3.5	1,970	1,902	-68	-3.5
Europe	184	183	-1	-0.5	184	183	-1	-0.5
Asia	1,964	2,166	202	10.3	684	725	41	6.0
Other Regions	242	252	10	4.1	242	252	10	4.1

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In automobile business operations, sales revenue from external customers increased by 7.6%, to JPY 10,852.1 billion from the previous fiscal year due mainly to an increase in consolidated unit sales and favorable foreign currency translation effects. Operating profit totaled JPY 373.8 billion, a decrease of 25.4% from the previous fiscal year, due primarily to an increase in SG&A expenses, the loss related to the settlement of multidistrict class action litigation and the reverse effect from the impact of pension plan amendments in the previous fiscal year, despite continuing cost reduction efforts, and an increase in sales volume and model mix.

Financial Services Business

Sales revenue from external customers in the financial services business operations increased by 13.1%, to JPY 2,123.1 billion from the previous fiscal year due mainly to an increase in revenues on disposition of lease vehicles and operating lease revenue. Operating profit increased by 9.9% to JPY 196.0 billion from the previous fiscal year due mainly to increased sales revenue.

Power Product and Other Businesses

Consolidated unit sales totaled 6,262 thousand, an increase of 2.3% from the previous fiscal year.

Among all the regions, North America had the highest consolidated unit sales, and sales of the general purpose engine GCV160 and lawn mower HRR 216 were favorable in the U.S.

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Year ended Mar. 31, 2017	Year ended Mar. 31, 2018
			Change	%
Power product business	6,121	6,262	141	2.3
Japan	301	300	-1	-0.3
North America	2,977	3,012	35	1.2
Europe	1,035	1,022	-13	-1.3
Asia	1,430	1,512	82	5.7
Other Regions	378	416	38	10.1

Note:	Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2017 and 2018, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers in power product and other businesses increased 9.1%, to JPY 347.0 billion from the previous fiscal year, due mainly to an increase in consolidated unit sales in the power product business and favorable foreign currency translation effects. Honda reported an operating loss of JPY 3.3 billion, an improvement of JPY 6.2 billion from the previous fiscal year, due mainly to a decrease in expenses in other business despite the impact of pension plan amendments in the previous fiscal year. Operating loss of aircraft and aircraft engines included in the power product and other businesses segment was JPY 41.8 billion, an improvement of JPY 1.9 billion from the previous fiscal year.

◾ Sales Revenue Breakdown

	Yen (millions)
	FY2017 From April 1, 2016 to March 31, 2017 (reference)	FY2018 From April 1, 2017 to March 31, 2018	Change from the previous fiscal year (reference)
				(%)
Grand Total	13,999,200	15,361,146	1,361,946	9.7
Japan	1,799,772	1,919,130	119,358	6.6
North America	7,618,025	8,062,284	444,259	5.8
Europe	639,248	690,876	51,628	8.1
Asia	3,085,699	3,771,655	685,956	22.2
Other Regions	856,456	917,201	60,745	7.1

Motorcycle Business	1,716,165	2,038,712	322,547	18.8
Japan	62,769	70,999	8,230	13.1
North America	168,015	190,669	22,654	13.5
Europe	118,295	141,465	23,170	19.6
Asia	1,088,138	1,327,752	239,614	22.0
Other Regions	278,948	307,827	28,879	10.4
Automobile Business	10,086,816	10,852,171	765,355	7.6
Japan	1,453,460	1,521,885	68,425	4.7
North America	5,704,213	5,910,028	205,815	3.6
Europe	450,757	473,422	22,665	5.0
Asia	1,948,102	2,389,082	440,980	22.6
Other Regions	530,284	557,754	27,470	5.2
Financial Services Business	1,878,094	2,123,194	245,100	13.1
Japan	210,914	248,527	37,613	17.8
North America	1,616,234	1,822,831	206,597	12.8
Europe	12,100	12,539	439	3.6
Asia	10,556	10,442	-114	-1.1
Other Regions	28,290	28,855	565	2.0
Power Product & Other Businesses	318,125	347,069	28,944	9.1
Japan	72,629	77,719	5,090	7.0
North America	129,563	138,756	9,193	7.1
Europe	58,096	63,450	5,354	9.2
Asia	38,903	44,379	5,476	14.1
Other Regions	18,934	22,765	3,831	20.2

(2) Capital Expenditures

Capital expenditures during the fiscal year ended March 31, 2018 totaled JPY 433,892 million. The breakdown of capital expenditures by business segment was as follows:

In addition to investments for new model introductions, Honda’s capital expenditure was predominantly utilized for expanding, rationalizing, and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

	Yen (millions), %
Business Segment	FY2017 (reference)	FY2018	Change in amount (reference)	Change (%) (reference)
Motorcycle Business	50,040	51,681	1,641	3.3
Automobile Business	480,471	370,723	-109,748	-22.8
Financial Services Business	524	338	-186	-35.5
Power Product and Other Businesses	10,006	11,150	1,144	11.4

Total	541,041	433,892	-107,149	-19.8

Operating Lease Assets	1,882,696	1,799,155	-83,541	-4.4

Note:  Intangible assets are not included in the table above.

(3) Liquidity and Capital Resources

Honda meets its working capital requirements primarily through cash generated by operations and bank loans. The outstanding balance of liabilities for Honda’s manufacturing and sales businesses at the end of the fiscal year ended March 31, 2018 was JPY 472.0 billion.

In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables, commercial paper and corporate bonds. The outstanding balance of liabilities for Honda’s financial services subsidiaries at the end of the fiscal year was JPY 6,460.5 billion.

(4) Preparing for the Future

1)	Management Policies and Strategies

The Honda Group has two Fundamental Beliefs: “Respect for the Individual,” and “The Three Joys” (the Joy of Buying, the Joy of Selling, and the Joy of Creating). “Respect for the Individual” calls on Honda to nurture and promote these characteristics in our company by respecting individual differences and trusting each other as equal partners. “The Three Joys” are based on “Respect for the Individual,” and is the philosophy of creating joy together with everyone involved in Honda’s activities, with the joy of its customers as the driving force.

Based on these Fundamental Beliefs, Honda strives to improve its corporate value by sharing joy with all people, and with our shareholders in particular, by practicing its Mission Statement: “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction.”

Honda has also defined its vision toward 2030 as “Serve people worldwide with the “joy of expanding their life’s potential,” as we strive to expand creation of value in the domains of “mobility” and “daily lives.”

2)	Management Challenges and Preparing for the Future

The business environment surrounding the Honda Group has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to the energy shift and progress in technologies such as artificial intelligence (AI) and IoT, all on a global basis.

Amid such changes in the environment, the Honda Group formulated the “2030 Vision” as a new challenge directed at the next generation that articulates the ways we can provide value unique to the Honda Group in order to contribute to solving various social issues while continuing to achieve sustainable growth. By doing so, the Honda Group will work on the challenges described below.

1.	Product Quality

To strengthen customer trust by offering products founded in safety and achieve a new level of outstanding quality of products, the Honda Group has created a system that continuously enhances and improves quality at every stage: design, development, production, sales and service. The Honda Group will work to improve product quality by implementing a shared global quality management system and by providing training and education aimed at improving the skills of employees involved in quality assurance.

2.	Research and Development

In addition to engaging in traditional Mono-zukuri (the art of making things), the Honda Group will work on the advancement of “mobility” and improvement of “people’s daily lives” for people all over the world through the integration of Mono-zukuri and Koto-zukuri (new experiences drawn from the art of making things), with a new value that works cooperatively with people. The Honda Group views that the expansion of possibilities of new value creation accompanying the evolution of digital technologies, such as AI and big data, in recent years presents a good opportunity. As such, the Honda Group will actively pursue open innovation through strategic collaboration mainly with outside companies and further focus on research and development in new areas.

3.	Production Efficiency

Honda will strengthen its production systems at its global production bases and supply high-quality products flexibly and efficiently, with the aim of meeting the needs of its customers in each region.

In addition, Honda will work to reduce the environmental burden of its production bases while establishing production technologies to promote electric-powered motor technology globally. Honda will work at improving its global supply chain by devising more effective business continuity plans in order to respond to various risks including, but not limited to, natural disasters.

4.	Sales Efficiency

Honda will remain proactive in its efforts to expand product lines and the innovative use of IT to show its continued commitment to different customers throughout the world by upgrading its sales and service structure.

5.	Safety Technologies

With the aim of realizing a collision-free mobile society, Honda will work actively in partnership with communities to build and improve the traffic environment in three areas: “Human (Safety Driving Education),” “Technology (Vehicle Safety Technologies)” and “Communication (Telecommunication Networks).”

Honda will nurture instructors for safety education, provide places and opportunities to learn, and develop educational programs and equipment, while making efforts to improve safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and enhance technologies to reduce the impact on the other vehicle, as well as expanding its lineup of products incorporating such technologies.

Honda will also make efforts to improve safety by means of a system that can confirm traffic conditions in surrounding areas and traffic accident risks using wireless communication to connect with other cars and motorcycles as well as people in surrounding areas who are carrying smartphones.

6.	The Environment

Through Honda’s proprietary technologies and business activities, the Company will work to deal with climate change and energy issues, efficient utilization of resources and preservation of clean air, with the aim of realizing a zero-environmental impact society.

Responses to Climate Change and Energy Issues

Honda will seek to reduce total CO2 emissions by 50% compared to year 2000 levels by 2050. To achieve this, Honda will promote the reduction of CO2 emitted from products mainly by expanding lineup of products with exceptional environmental performance and actively promoting the use of electric-powered motors, along with building an organizational structure for developing technologies for electric-powered motor products in line with trends in fuel economy regulations and market needs around the world.

Honda will also strengthen its efforts in developing technologies in the area of total energy management to reduce CO2 emissions related to mobility and people’s everyday lives, advancing energy-saving technologies in the area of business activities, and effectively utilizing and diversifying energy mainly through megawatt scale solar power generation, with the aim of completely eliminating energy risk from heavy dependence on fossil fuels in the future.

Efficient Utilization of Resources

Honda will conduct effective utilization of resources and proper processing and recycling through cooperation/partnership with stakeholders in response to the depletion and resulting difficulty of obtaining rare earth metals and other resources.

Preservation of Clean Air

Honda will work to reduce harmful substances of exhaust gas at the product use stage by enhancing the environment performance of products, while complying with tighter exhaust gas regulations in various countries.

Honda will also work to preserve the air by bringing in the state-of-the-art paint technology, which reduced harmful substances generated during the paint processes in production activities, to all automobile plants worldwide.

7.	Continuing to Enhance Honda’s Social Reputation and Communication with the Community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management, as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda aims to be a company that society, which includes our shareholders, our investors and our customers, wants to exist.

(5) Changes in Financial Position and Results of Operations of the Group and the Parent Company

(a) Changes in Results of Operations and Financial Position of the Group

	Yen (millions)
Category	U.S. GAAP	IFRS
	FY2015 91st fiscal year (From April 1, 2014 to March 31, 2015)	FY2015 91st fiscal year (From April 1, 2014 to March 31, 2015)	FY2016 92nd fiscal year (From April 1, 2015 to March 31, 2016)	FY2017 93rd fiscal year (From April 1, 2016 to March 31, 2017)	FY2018 94th fiscal year (From April 1, 2017 to March 31, 2018)
Sales revenue	12,646,747	13,328,099	14,601,151	13,999,200	15,361,146
Operating profit	606,878	670,603	503,376	840,711	833,558
Profit before income taxes	644,809	806,237	635,450	1,006,986	1,114,973
Profit for the year attributable to owners of the parent	493,007	509,435	344,531	616,569	1,059,337
Basic earnings per share attributable to owners of the parent (Yen)	273.54	282.66	191.16	342.10	590.79
Total assets	18,088,839	18,425,837	18,229,294	18,958,123	19,349,164
Equity attributable to owners of the parent	6,696,693	7,108,627	6,761,433	7,295,296	7,933,538
Equity attributable to owners of the parent per share (Yen)	3,715.66	3,944.23	3,751.59	4,047.81	4,461.36

Notes:	1.	Based on the provisions of Article 120-1 of the Ordinance of Companies Accounting, the Company’s consolidated financial statements have been prepared in accordance with IFRS from the 92nd fiscal year. For reference, figures in accordance with IFRS for the 91st fiscal year are also shown.

	2.	The results of operations and financial position of the Group are indicated based on IFRS terminology.

	3.	The increase in sales revenue in the 92nd fiscal year compared to the 91st fiscal year is due primarily to increased sales revenue in automobile and financial services business operations. The decreases in operating profit, profit before income taxes, and profit for the year attributable to owners of the parent in the 92nd fiscal year compared to the 91st fiscal year are due mainly to an increased SG&A expenses including product warranty expenses, and unfavorable foreign currency effects.

	4.	The decrease in sales revenue in the 93rd fiscal year compared to the 92nd fiscal year is due primarily to decreased revenue from unfavorable foreign currency translation effects. The increases in operating profit, profit before income taxes, and profit for the year attributable to owners of the parent in the 93rd fiscal year compared to the 92nd fiscal year are mainly due to decreased SG&A expenses, including product warranty expenses, continuing cost reduction efforts, increased sales and model mix, and the impact of pension plan amendments.

	5.	Figures for the 91st fiscal year (U.S. GAAP) reflect the effect of changes in estimates related to product warranty expenses that occurred after the issuance of the consolidated financial statements prepared based on the Company Law in the fiscal year ended March 31, 2015.

	6.	The status of the 94th fiscal year is as provided in “(1) Review of Operations” of “1. OUTLINE OF BUSINESS.”

	7.	Basic earnings per share attributable to owners of the parent is calculated based on the average number of shares outstanding during each year. There were no potentially dilutive common shares outstanding.

	8.	Equity attributable to owners of the parent per share is calculated based on the number of shares outstanding at the end of each fiscal year.

(b) Changes in Results of Operations and Financial Position of the Parent Company

	Yen (millions)
Category	FY2015 91st fiscal year (From April 1, 2014 to March 31, 2015)	FY2016 92nd fiscal year (From April 1, 2015 to March 31, 2016)	FY2017 93rd fiscal year (From April 1, 2016 to March 31, 2017)	FY2018 94th fiscal year (From April 1, 2017 to March 31, 2018)
Net sales	3,331,187	3,303,606	3,456,118	3,787,337
Operating income	96,343	(191,421)	36,559	108,542
Ordinary income	347,632	60,822	350,051	484,060
Net income	264,686	51,912	233,082	383,461
Net income per share (Yen)	146.86	28.80	129.33	213.86
Total assets	2,767,455	2,828,275	2,823,055	2,849,028
Net assets	1,984,521	1,861,647	1,947,645	2,078,199
Net assets per share (Yen)	1,101.11	1,032.94	1,080.66	1,168.66

Notes:	1.	Figures in parentheses represent losses.

	2.	Figures in millions of yen are rounded down to the nearest million.

	3.	The decreases in operating income and ordinary income in the 92nd fiscal year compared to the 91st fiscal year are mainly due to increased SG&A expenses, including product warranty expenses, and increased R&D expenses, which was partially offset by positive foreign currency effects. Furthermore, the decrease in net income in the 92nd fiscal year compared to the 91st fiscal year is mainly due to a decrease in operating income, despite a decrease in income tax expenses, among other factors.

	4.	The increase in operating income in the 93rd fiscal year compared to the 92nd fiscal year is mainly due to decreases in SG&A expenses including product warranty expenses, and increased sales and model mix, despite unfavorable foreign currency effects. The increases in ordinary income and net income in the 93rd fiscal year compared to the 92nd fiscal year are mainly due to an increase in operating income and increased dividend income.

	5.	The increase in operating income in the 94th fiscal year compared to the 93rd fiscal year is mainly due to increased sales and model mix and favorable foreign currency effects, despite an increase in R&D expenses, among other factors. The increases in ordinary income and net income in the 94th fiscal year compared to the 93rd fiscal year are mainly due to an increase in operating income and increased dividend income.

(6) Principal Subsidiaries

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda R&D Co., Ltd.	(Saitama, Japan)	JPY 7,400 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Research and development

Honda Finance Co., Ltd.	(Tokyo, Japan)	JPY 11,090 million	100.0%	Financial Services Business	Finance

American Honda Motor Co., Inc.	(U.S.A.)	USD 299 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Sales

Honda Aero., Inc.	(U.S.A.)	USD 80 million	100.0%	Power Product and Other Businesses	Manufacturing

Honda North America, Inc.	(U.S.A.)	USD 1 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation

Honda of America Mfg., Inc.	(U.S.A.)	USD 561 million	*100.0%	Automobile Business	Manufacturing

American Honda Finance Corporation	(U.S.A.)	USD 1,366 million	*100.0%	Financial Services Business	Finance

Honda Aircraft Company, LLC	(U.S.A.)	USD 160 million	*100.0%	Power Product and Other Businesses	Research and development / Manufacturing / Sales

Honda Manufacturing of Alabama, LLC	(U.S.A.)	USD 400 million	*100.0%	Automobile Business	Manufacturing

Honda Manufacturing of Indiana, LLC	(U.S.A.)	USD 200 million	*100.0%	Automobile Business	Manufacturing

Honda Transmission Mfg. of America, Inc.	(U.S.A.)	USD 42 million	*100.0%	Automobile Business	Manufacturing

Honda R&D Americas, Inc.	(U.S.A.)	USD 22 million	*100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Research and development

Honda Canada Inc.	(Canada)	CAD 226 million	*100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing / Sales

Honda Canada Finance Inc.	(Canada)	CAD 285 million	*100.0%	Financial Services Business	Finance

Honda de Mexico, S.A. de C.V.	(Mexico)	MXN 13,655 million	*100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing / Sales

Honda Motor Europe, Ltd.	(U.K.)	GBP 665 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda of the U.K. Manufacturing Ltd.	(U.K.)	GBP 670 million	*100.0%	Automobile Business	Manufacturing

Honda Finance Europe plc	(U.K.)	GBP 38 million	*100.0%	Financial Services Business	Finance

Honda Bank GmbH	(Germany)	EUR 78 million	*100.0%	Financial Services Business	Finance

Honda Turkiye A.S.	(Turkey)	TRY 180 million	*100.0%	Motorcycle business Automobile business	Manufacturing / Sales

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda Motor (China) Investment Co., Ltd.	(China)	USD 132 million	100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Auto Parts Manufacturing Co., Ltd.	(China)	USD 200 million	*100.0%	Automobile Business	Manufacturing

Honda Automobile (China) Co., Ltd.	(China)	USD 82 million	*65.0%	Automobile Business	Manufacturing

Honda Motorcycle and Scooter India (Private) Ltd.	(India)	INR 3,100 million	*100.0%	Motorcycle Business	Manufacturing / Sales

Honda Cars India Limited	(India)	INR 7,743 million	*100.0%	Automobile Business	Manufacturing / Sales

P.T. Honda Precision Parts Manufacturing	(Indonesia)	USD 150 million	*100.0%	Automobile Business	Manufacturing

P.T. Honda Prospect Motor	(Indonesia)	USD 70 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Malaysia Sdn Bhd	(Malaysia)	MYR 170 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Taiwan Co., Ltd.	(Taiwan)	TWD 3,580 million	100.0%	Motorcycle Business Automobile Business	Sales

Asian Honda Motor Co., Ltd.	(Thailand)	THB 10,888 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Leasing (Thailand) Co., Ltd.	(Thailand)	THB 4,850 million	*100.0%	Financial Services Business	Finance

Honda Automobile (Thailand) Co., Ltd.	(Thailand)	THB 5,460 million	*89.0%	Automobile Business	Manufacturing / Sales

Thai Honda Manufacturing Co., Ltd.	(Thailand)	THB 150 million	*83.0%	Motorcycle Business Power Product and Other Businesses	Manufacturing

A.P. Honda Co., Ltd.	(Thailand)	THB 40 million	*61.0%	Motorcycle Business	Sales

Honda Vietnam Co., Ltd.	(Vietnam)	VND 1,190,822 million	*70.0%	Motorcycle Business Automobile Business	Manufacturing / Sales

Honda Motor de Argentina S.A.	(Argentina)	ARS 986 million	*100.0%	Motorcycle Business Automobile Business Power Product and Other Businesses	Manufacturing / Sales

Honda South America Ltda.	(Brazil)	BRL 119 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Power Product and Other Businesses	Coordination of Subsidiaries Operation

Banco Honda S.A.	(Brazil)	BRL 344 million	*100.0%	Financial Services Business	Finance

Honda Automoveis do Brasil Ltda.	(Brazil)	BRL 882 million	*100.0%	Automobile Business	Manufacturing / Sales

Moto Honda da Amazonia Ltda.	(Brazil)	BRL 1,360 million	*100.0%	Motorcycle Business Power Product and Other Businesses	Manufacturing / Sales

Notes:	1.	Amounts of capital are rounded down to the nearest unit as indicated.

	2.	Ratios with * include ownership by consolidated subsidiaries.

	3.	For the fiscal year ended March 31, 2018, the number of consolidated subsidiaries was 368, including 40 companies mentioned above, and the number of affiliates accounted for under the equity method was 72.

(7) Principal Business Activities

The Honda Group engages in the motorcycle business, automobile business, financial services business, and power product and other businesses. Principal products and services, and functions of each business are as follows.

Business	Principal products and services	Function
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-side and relevant parts	Research and development / Manufacturing / Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development / Manufacturing / Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products / Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development / Manufacturing / Sales and related services / Others

(8) Principal Business Sites

(a) The Company

Name	Location
Head office	Tokyo, Japan
Suzuka Factory	Mie, Japan
Saitama Factory	Saitama, Japan
Transmission Factory	Shizuoka, Japan
Kumamoto Factory	Kumamoto, Japan
Powertrain Unit Factory	Tochigi, Japan

(b) Subsidiaries

For principal subsidiaries and their locations, please refer to “(6) Principal Subsidiaries.”

(9) Employees of the Group and the Parent Company

(a) Group Employees

Business Segment	Number of Employees
	FY2017 (reference)		FY2018		Change (reference)
Motorcycle Business	43,869	(13,864)	44,289	(14,116)	420	(252)
Automobile Business	156,093	(16,426)	159,328	(16,797)	3,235	(371)
Financial Services Business	2,276	(111)	2,370	(100)	94	(-11)
Power Product & Other Businesses	9,677	(2,673)	9,651	(2,724)	-26	(51)

Total	211,915	(33,074)	215,638	(33,737)	3,723	(663)

(b) Employees of the Parent Company

	FY2017 (reference)		FY2018		Change (reference)
Number of employees	21,903	(4,570)	21,543	(5,370)	-360	(800)
Average age	45.0		44.9		-0.1
Average number of years Employed by the Company	23.7		23.5		-0.2

Note:	The number of employees of the Honda Group and the Parent Company refers to full-time employees. The average number of temporary employees is shown separately in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,811,428,430 shares
(2) Number of Shareholders	194,170

(3) Major Shareholders

Name	Number of Shares Held (thousands)	Percentage against Total Shares Issued (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	136,021	7.6
The Master Trust Bank of Japan, Ltd. (Trust Account)	105,712	5.9
Moxley & Co. LLC	59,009	3.3
State Street Bank and Trust Company	52,563	3.0
Meiji Yasuda Life Insurance Company	51,199	2.9
Japan Trustee Services Bank, Ltd. (Trust Account 9)	43,967	2.5
Tokio Marine & Nichido Fire Insurance Co., Ltd.	35,461	2.0
Japan Trustee Services Bank, Ltd. (Trust Account 5)	34,387	1.9
State Street Bank West Client Treaty 505234	32,041	1.8
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	31,183	1.8

Notes:	1.	The number of shares described above rounds off figures of less than 1,000 shares.
	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (33,150 thousand shares).
	3.	Moxley & Co. LLC is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).
	4.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. has changed its name to MUFG Bank, Ltd., as of April 1, 2018.

• Breakdown of shares by shareholder type (reference)

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors (As of March 31, 2018)

Title	Name	Area of Responsibility or Principal Occupations
President and Representative Director	Takahiro Hachigo	Chief Executive Officer

Executive Vice President and Representative Director	Seiji Kuraishi	Chief Operating Officer In Charge of Strategy, Business Operations and Regional Operations Risk Management Officer Corporate Brand Officer

Senior Managing Director	Yoshiyuki Matsumoto	In Charge of Research & Development (Research & Development, Intellectual Property and Standardization) President, Chief Executive Officer and Representative Director of Honda R&D Co., Ltd.

Senior Managing Director	Toshiaki Mikoshiba

In Charge of Sales and Marketing

Chief Officer for Regional Operations (North America)

President and Director of Honda North America, Inc.

President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Senior Managing Director	Yoshi Yamane	In Charge of Production (Production, Purchasing, Quality, Parts and Service) Chief Officer for Production Operations

Senior Managing Director	Kohei Takeuchi	Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT) Chief Officer for Business Management Operations Chief Officer for Driving Safety Promotion Center

Director	Hideko Kunii Outside Independent Director

Outside Director of Innovation Network Corporation of Japan

Professor, Graduate School of Engineering Management, Shibaura Institute of Technology

Deputy President, Shibaura Institute of Technology

General Manager of Gender Equality Promotion Office, Shibaura Institute of Technology

Outside Director of Tokyo Electric Power Company Holdings, Incorporated

Outside Director of Mitsubishi Chemical Holdings Corporation

Director	Motoki Ozaki Outside Independent Director

President and Representative Director of The Kao Foundation for Arts and Sciences

President of Kigyo Mecenat Kyogikai Association for Corporate Support of the Arts

President of New National Theatre Foundation

Outside Director of Nomura Securities Co., Ltd.

Director and Advisor	Takanobu Ito

Director (Full-time Audit and Supervisory Committee Member)	Masahiro Yoshida

Director (Full-time Audit and Supervisory Committee Member)	Masafumi Suzuki

Director (Audit and Supervisory Committee Member)	Toshiaki Hiwatari Outside Independent Director

Lawyer

Advisor Attorney to TMI Associates

Outside Director of Nomura Securities Co., Ltd.

Outside Director (Audit & Supervisory Committee Member) of TOYO KANETSU K.K.

Company Auditor (Outside) of THE KAGOSHIMA BANK, LTD.

Director (Audit and Supervisory Committee Member)	Hideo Takaura Outside Independent Director	Certified Public Accountant Outside Auditor of Innovation Network Corporation of Japan Outside Director of Tokyo Electric Power Company Holdings, Incorporated

Director (Audit and Supervisory Committee Member)	Mayumi Tamura Outside Independent Director	Outside Director of Hitachi High-Technologies Corporation

Notes:	1.	The Company transitioned to the Company with audit and supervisory committee as of June 15, 2017 by a resolution of the Ordinary General Meeting of Shareholders held on the same day.

2.	Directors Hideko Kunii, Motoki Ozaki, Toshiaki Hiwatari, Hideo Takaura and Mayumi Tamura are Outside Directors in accordance with Article 2, Item 15 of the Company Law.

3.	Both Mr. Masahiro Yoshida and Mr. Masafumi Suzuki have been appointed as Full-time Audit and Supervisory Committee Member to ensure the effectiveness of activities of the Audit and Supervisory Committee by sharing information obtained mainly through daily information collection and collaboration with internal audit departments among all Audit and Supervisory Committee Members.

4.	Mr. Masafumi Suzuki, a Director who is an Audit and Supervisory Committee Member, has considerable operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Mr. Hideo Takaura, a Director who is an Audit and Supervisory Committee Member, has extensive knowledge and experience as a certified public accountant. Mr. Suzuki and Mr. Takaura have abundant knowledge related to finance and accounting.

5.	The Company has appointed Hideko Kunii, Motoki Ozaki, Toshiaki Hiwatari, Hideo Takaura and Mayumi Tamura as independent directors as provided for by the rules of the Tokyo Stock Exchange and reported their appointment to the Tokyo Stock Exchange.

6.	The Company has introduced the Operating Officer System to strengthen regional operations and local workplaces and to implement quick and appropriate decisions. The Operating Officers of the Company are as follows: (As of March 31, 2018)

Managing Officer	Toshihiko Nonaka	President, Chief Executive Officer and Representative Director of Honda Engineering Co., Ltd.

Managing Officer	Takashi Sekiguchi	Chief Officer for Automobile Operations Executive in Charge of Sales Strategy for Automobile Operations

Managing Officer	Soichiro Takizawa	Senior Executive Vice President and Director of Honda North America, Inc.

Managing Officer	Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Operating Officer	Naoto Matsui	Chief Officer for Purchasing Operations

Operating Officer	Mitsugu Matsukawa	Executive in Charge of Strategy, New Model and Supply Chain Management for Production Operations

Operating Officer	Shinji Aoyama	Chief Officer for Regional Operations (Asia & Oceania) President and Director of Asian Honda Motor Co., Ltd.

Operating Officer	Noriya Kaihara	Chief Officer for Customer First Operations Chief Quality Officer

Operating Officer	Tetsuo Suzuki	Representative of Motorcycle DEB for Motorcycle Operations

Operating Officer	Issao Mizoguchi

Chief Officer for Regional Operations (Latin America)

President and Director of Honda South America Ltda.

President and Director of Honda Automoveis do Brazil Ltda.

President and Director of Moto Honda da Amazonia Ltda.

Operating Officer	Toshihiro Mibe	Senior Managing Director of Honda R&D Co., Ltd.

Operating Officer	Yusuke Hori	Head of Regional Unit (Africa & the Middle East)

Operating Officer	Tomomi Kosaka	Vice President of Fuel Cell System Manufacturing, LLC

Operating Officer	Noriaki Abe	Chief Officer for Motorcycle Operations

Operating Officer	Toshiyuki Shimabara	Executive Vice President and Director of Honda North America, Inc. President and Director of Honda of America Mfg., Inc.

Operating Officer	Yasuhide Mizuno	Chief Officer for Regional Operations (China) President of Honda Motor (China) Investment Co., Ltd. President of Honda Motor Technology (China) Co., Ltd.

Operating Officer	Kazuhiro Odaka	Chief Officer for Human Resources and Corporate Governance Operations Compliance Officer

Operating Officer	Masayuki Igarashi	Executive Vice President and Director of Honda North America, Inc. Executive Vice President and Director of American Honda Motor Co., Inc.

Operating Officer	Hiroyuki Kachi	Chief Officer for IT Operations Executive in Charge of Corporate Project

Operating Officer	Soichi Yamamoto	Executive Vice President and Director of Honda Motor Europe Ltd. Managing Director of Honda of the U.K. Manufacturing Ltd.

Operating Officer	Katsushi Inoue	Chief Officer for Regional Operations (Europe Region) President and Director of Honda Motor Europe Ltd.

Operating Officer	Kimiyoshi Teratani	Chief Officer for Regional Operations (Japan)

Operating Officer	Asako Suzuki	General Manager of Marketing and Product Planning Division for Regional Operations (Japan)

Operating Officer	Katsuhisa Okuda	Chief Officer for Power Product Operations

Operating Officer	Katsuhide Moriyama	Chief Officer for Brand and Communication Operations

7.	As of April 1, 2018, the following changes in Operating Officers were announced by the Company. Positions in the parenthesis are as of March 31, 2018.

Managing Officer	Shinji Aoyama	(Operating Officer)

Managing Officer	Noriya Kaihara	(Operating Officer)

Managing Officer	Toshihiro Mibe	(Operating Officer)

Operating Officer	Keiji Ohtsu	(Managing Officer of Honda R&D Co., Ltd.)

(2) Remuneration of Directors and Corporate Auditors, Etc.

	Yen (millions)
Item	Total amount of remuneration, etc.	Total amount by type of remuneration, etc.		Number of eligible Directors (Number of persons)
		Basic remuneration	Bonuses
Directors (excluding Audit and Supervisory Committee Members) (excluding Outside Directors)	639	408	230	10
Outside Directors (excluding Audit and Supervisory Committee Members)	29	29	—	2
Directors (Audit and Supervisory Committee Members) (excluding Outside Directors)	100	100	—	2
Outside Directors (Audit and Supervisory Committee Members)	35	35	—	3
Corporate Auditors (excluding Outside Corporate Auditors)	33	33	—	2
Outside Corporate Auditors	11	11	—	3
Total	850	619	230	22

Notes:	1.	The Company transitioned to the Company with Audit and Supervisory Committee as of June 15, 2017 by a resolution of the Ordinary General Meeting of Shareholders held on the same day.
	2.	Remuneration before transitioning to the Company with Audit and Supervisory Committee was limited to JPY 1,300 million per year for Directors and JPY 270 million per year for Corporate Auditors.
	3.	Remuneration after transitioning to the Company with Audit and Supervisory Committee is limited to JPY 1,160 million per year for Directors (excluding Audit and Supervisory Committee Members) and JPY 270 million per year for Directors (Audit and Supervisory Committee Members).
	4.	“Basic remuneration” shown in the table above is the amount of basic remuneration that the Company paid to its Directors and Corporate Auditors during the fiscal year ended March 31, 2018. This amount includes remuneration paid to three Directors and one Corporate Auditor who ended their tenure as of the closing of the Ordinary General Meeting of Shareholders that was held on June 15, 2017.
	5.	Bonuses to Directors (excluding Audit and Supervisory Committee Members) are included in the previously mentioned maximum amount for remuneration to Directors (excluding Audit and Supervisory Committee Members), and the amount shown was decided by the meeting of the Board of Directors held on April 27, 2018.

(3) Principal Activities of Outside Directors during the Fiscal Year ended March 31, 2018

(a) Principal Activities during the Fiscal Year ended March 31, 2018

Post	Name	Attendance Record	Principal Activities during the Fiscal Year ended March 31, 2018
Director	Hideko Kunii	Attended all 10 meetings of the Board of Directors	Based on extensive experience in corporations, government and educational institutions as well as considerable knowledge regarding corporate management, she provides advice on the Company’s corporate activities and oversees its overall management from an objective, broad, and highly sophisticated perspective.

Director	Motoki Ozaki	Attended all 10 meetings of the Board of Directors	Based on extensive experience and considerable knowledge regarding corporate management, he provides advice on the Company’s corporate activities and oversees its overall management from an objective, broad, and highly sophisticated perspective.

Director (Audit and Supervisory Committee Member)	Toshiaki Hiwatari	Attended all 10 meetings of the Board of Directors Attended all 3 meetings of the Board of Corporate Auditors Attended all 5 meetings of the Audit and Supervisory Committee	Based on extensive experience and considerable knowledge as a legal affairs specialist, he audits and oversees the Company’s overall management from an objective, broad and highly sophisticated perspective.

Director (Audit and Supervisory Committee Member)	Hideo Takaura	Attended all 10 meetings of the Board of Directors Attended all 3 meetings of the Board of Corporate Auditors Attended all 5 meetings of the Audit and Supervisory Committee	Based on extensive experience and considerable knowledge as a certified public accountant, he audits and oversees the Company’s overall management from an objective, broad and highly sophisticated perspective.

Director (Audit and Supervisory Committee Member)	Mayumi Tamura	Attended all 10 meetings of the Board of Directors Attended all 3 meetings of the Board of Corporate Auditors Attended all 5 meetings of the Audit and Supervisory Committee	Based on extensive experience and considerable knowledge regarding corporate management, she audits and oversees the Company’s overall management from an objective, broad and highly sophisticated perspective.

All Outside Directors have been selected based on their extensive experience and considerable knowledge, and they provide necessary comments during the deliberation of proposals.

Note:	The attendance rate of all Internal Directors and Internal Directors who are Audit and Supervisory Committee Members was 100% at meetings of the Board of Directors and meetings of the Audit and Supervisory Committee, respectively.

(b) Summary of Content of Liability Limitation Contracts

The Company has entered into liability limitation contracts with all Outside Directors based on Article 427, Paragraph 1 of the Company Law and the Company’s Articles of Incorporation, to the effect of limiting the liability for damages, in accordance with Article 423, Paragraph 1 of the Company Law, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Company Law.

5. FINANCIAL AUDITOR

(1) Name of Financial Auditor

KPMG AZSA LLC

(2) Financial Auditor Remuneration, Etc., for the Fiscal Year ended March 31, 2018

Category	Year ended March 31, 2017 (reference)		Year ended March 31, 2018
	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)
The Company	469	—	478	—
Consolidated subsidiaries	407	65	426	63

Total	876	65	904	63

Notes:	1.

The Company’s Audit and Supervisory Committee has examined the financial auditor’s audit plan for the current fiscal year and the basis for calculation of estimates used as assumptions for remuneration, based on inspection and evaluation of the previous fiscal year’s auditing performance through materials obtained and reports received as necessary from directors, relevant internal departments and the financial auditor. As a result, it has agreed to the remuneration of the financial auditor as specified in Article 399, Paragraphs 1 and 3 of the Company Law of Japan.

	2.

The audit contract between the Company and its financial auditor does not itemize remuneration for auditing work based on the Company Law of Japan, auditing work based on the Financial Instruments and Exchange Law of Japan and auditing work based on the Securities Exchange Law of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in “Remuneration for audit certification services” of the Company is a total figure.

	3.	Of the Company’s principal subsidiaries, overseas subsidiaries are audited by financial audit companies other than the financial auditor employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Auditor

In the case that the financial auditor is recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services, or otherwise shown grounds for determining it is inappropriate for employment as a financial auditor, the Company’s Audit and Supervisory Committee shall dismiss the financial auditor in accordance with procedures stipulated in the Company Law, or decide on proposals concerning the dismissal or non re-employment of the financial auditor to be submitted to the general meetings of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

(1) Systems to Ensure the Compliance of the Directors’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Board of Directors of the Company has determined the Basic Policy on Development of Internal Control Systems as follows.

1.	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, ordinances, and internal rules and regulations, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

The Company will further develop its internal whistle-blowing systems to facilitate compliance.

The Company will install an officer to coordinate all compliance matters and will further develop its compliance systems.

2.	Systems related to retention and management of information on execution of duties by the Directors

The Company will establish a management policy for information related to the execution of duties by the Directors and appropriately store and manage such information.

3.	Rules and other systems related to risk management

The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

The Company will install an officer to coordinate all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

4.	Systems for ensuring that the duties of the Directors are being executed efficiently

The Company will endeavor to facilitate the delegation of authority from Representative Directors and Executive Directors by implementing an Operating Officer System and will further develop systems that enable prompt and appropriate decision making by clearly defining the scope of authorities delegated to Operating Officers and the decision-making process.

To conduct management efficiently and effectively, the Company will establish midterm management plans and annual business plans, endeavor to share these plans, and supervise their progress.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

In addition to sharing the Company’s code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for supervising its subsidiaries and endeavor to enhance the corporate governance of the Group.

The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or ordinances within the Group.

The Company will enhance the internal auditing systems of the Group.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

6.	Provision of the Directors and employees who should support duties of the Audit and Supervisory Committee, independence of such Directors and employees from other Directors (excluding the members of the Audit and Supervisory Committee), and ensuring effectiveness of instructions to such Directors and employees

The Company will establish a staff organization directly under the Audit and Supervisory Committee to provide support for the Audit and Supervisory Committee.

7.	Systems for Directors and employees to report to the Audit and Supervisory Committee and other systems related to reporting to the Audit and Supervisory Committee

The Company will further develop systems for the managements and employees of the Company and its subsidiaries to report to the Audit and Supervisory Committee. No one making such a report will receive any disadvantageous treatment for doing so.

8.	Other systems for ensuring the effectiveness of audits by the Audit and Supervisory Committee

In accordance with laws and ordinances, the Company will bear the necessary expenses for the members of the Audit and Supervisory Committee to execute their duties.

The Company will further develop other necessary systems for audits by the Audit and Supervisory Committee to be conducted effectively.

(2) Overview of Operating Status for Systems to Ensure the Compliance of the Directors’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Overview of Developing and Operating Status of Basic Policy on Development of Internal Control Systems stated above is as follows.

1.	Systems for ensuring that the execution of duties by Directors and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company has established the Honda Code of Conduct to clearly define the Company’s policy on legal compliance and the acts of integrity for its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Guidelines through opportunities such as management training, training upon joining the Company, and level-specific employee training.

The Company has established the Business Ethics Improvement Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

The Operating Officer and Chief Officer of Human Resources and Corporate Governance Operations has been appointed as Compliance Officer.

The Company has established a Compliance Committee chaired by the Compliance Officer, and the Committee deliberates on material matters related to compliance.

In the fiscal year ended March 31, 2017, the Compliance Committee has held both regular and extraordinary meetings and has deliberated on matters such as the operating status of the Business Ethics Improvement Proposal Line and the raising awareness status of the Honda Code of Conduct.

Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Division has conducted an internal audit of those results.

2.	Systems related to retention and management of information on execution of duties by the Directors

The Company’s policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the Directors.

In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and stored for a long period of time by the department in charge.

3.	Rules and other systems related to risk management

The relevant boards and councils such as the Board of Directors, Executive Council, and Regional Operating Boards deliberate upon material matters of management in accordance with each body’s rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

The Executive Vice President and Representative Director has been appointed as Risk Management Officer.

The Company has established the Honda Global Risk Management Policy, which prescribes the Company’s basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

Each department regularly conducts risk assessments in accordance with the Policy.

The Risk Management Officer monitors and supervises the status of responses to material risks, and sets up the Global Emergency Headquarters as necessary.

4.	Systems for ensuring that the duties of the Directors are being executed efficiently

For strengthening the business execution of each region and on-site, and prompt and appropriate managerial decisions, Operating Officers, who are transferred the authority from Representative Directors and Executive Directors, are assigned to the headquarters of each region, business, and function, to the R&D subsidiaries and to other main divisions as required to handle business execution in the fields of which they are in charge.

In addition to the Board of Directors, the Executive Council and the Regional Operating Boards have been established as bodies to make decisions on material matters of management, and each body’s rules of procedure clearly define the scope of authorities delegated to Executive Directors and Operating Officers and the decision-making process. Along with the shift to the company with the Audit and Supervisory Committee in June, 2017, the Company has revised its rules of Matters regarding resolution of and reporting to the Board of Directors, so that the Company could strengthen the supervisory function of the Board of Directors and has extended the delegation of authority from the Board of Directors to the Executive Council meetings for further increased speed in decision-making.

The Board of Directors determines the management vision, the company-wide midterm management plans and the annual business plans, which are then shared throughout the Company through each Chief Officer and other Executive Officers.

The Board of Directors receives reports on the progress of management vision and the company-wide midterm management plans each fiscal year and on the progress of business plans each quarter, thereby supervising the execution status thereof.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company’s subsidiaries are made aware of the Honda Code of Conduct and the basic policy on development of internal control systems.

Each subsidiary has developed internal control systems appropriate to the laws and ordinances of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

Officers responsible for the supervision of each subsidiary have been appointed from among the Executive Directors and the Operating Officers with jurisdiction over the area related to the business of the relevant subsidiary. These officers regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and supervise those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company’s rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company’s subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company’s department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Improvement Proposal Line of the Company accepts whistle-blowing reports from management and employees of subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Division, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

6.	Provision of the Directors and employees who should support duties of the Audit and Supervisory Committee, independence of such Directors and employees from other Directors (excluding the members of the Audit and Supervisory Committee), and ensuring effectiveness of instructions to such Directors and employees

The Company has established the Audit and Supervisory Committee’s Division and appointed full-time staff members. The Division is independent from the chain of command of the Directors (excluding the members of the Audit and Supervisory Committee) of the Company, directly under the Audit and Supervisory Committee. The Audit and Supervisory Committee’s Division takes orders directly from and supports the Audit and Supervisory Committee so that its duties are executed efficiently.

7.	Systems for Directors and employees to report to the Audit and Supervisory Committee and other systems related to reporting to the Audit and Supervisory Committee

The Company has established its Standards for the Audit and Supervisory Committee Reports as a set of standards for reports to the Audit and Supervisory Committee, and the relevant departments of the Company regularly report to the Audit and Supervisory Committee regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Audit and Supervisory Committee is treated disadvantageously for having done so.

8.	Other systems for ensuring the effectiveness of audits by the Audit and Supervisory Committee

In order for the Company to bear the necessary expenses for the members of the Audit and Supervisory Committee to execute their duties, the Company secures the necessary budget every business year based on proposals from the Audit and Supervisory Committee.

The Audit and Supervisory Committee work closely with the Audit Division, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, two full-time members of the Audit and Supervisory Committee are appointed, and those full-time members attend Executive Council meetings and other important meetings as necessary.

(3) POLICY REGARDING DECISIONS FOR DISTRIBUTION OF DIVIDENDS, ETC.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the distribution of dividends is determined after taking into account retained earnings for future growth and consolidated earnings performance, among other factors, from a long-term perspective. Dividends will be paid with a target of approximately 30% for the ratio of the dividend amount to consolidated profit for the year attributable to owners of the parent (payout ratio).

The Company’s basic policy on the distribution of dividends is to pay a dividend four times a year. The decision-making body for dividends is the Board of Directors.

The Company will also acquire its own shares at a timing it deems optimal with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy.

The Company will allocate retained earnings toward financing R&D activities that are essential for its future growth, capital expenditures and investment programs that will expand its operations, and maintaining sound financial conditions.

Total cash dividends for the year ended March 31, 2018 were JPY 100 per share, an increase of JPY 8 per share from the annual dividends paid for the year ended March 31, 2017. Quarterly cash dividends were first quarter cash dividends of JPY 24, second quarter cash dividends of JPY 24, third quarter cash dividends of JPY 25, and year-end cash dividends of JPY 27.

Consolidated Statements of Financial Position

	Yen (millions)
As of March 31, 2017 and 2018	2017 (reference)	2018
ASSETS
Current assets:
Cash and cash equivalents	2,105,976	2,256,488
Trade receivables	764,026	800,463
Receivables from financial services	1,878,938	1,840,699
Other financial assets	149,427	213,177
Inventories	1,364,130	1,523,455
Other current assets	292,970	291,006

Total current assets	6,555,467	6,925,288

Non-current assets:
Investments accounted for using the equity method	597,262	679,517
Receivables from financial services	3,070,615	3,117,364
Other financial assets	364,612	436,555
Equipment on operating leases	4,104,663	4,088,133
Property, plant and equipment	3,200,378	3,062,433
Intangible assets	778,192	741,514
Deferred tax assets	121,509	129,338
Other non-current assets	165,425	169,022

Total non-current assets	12,402,656	12,423,876

Total assets	18,958,123	19,349,164

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	1,183,344	1,224,627
Financing liabilities	2,786,928	2,917,261
Accrued expenses	417,736	404,719
Other financial liabilities	119,784	115,405
Income taxes payable	45,507	53,595
Provisions	348,095	305,994
Other current liabilities	527,448	602,498

Total current liabilities	5,428,842	5,624,099

Non-current liabilities:
Financing liabilities	4,022,190	3,881,749
Other financial liabilities	47,241	60,005
Retirement benefit liabilities	494,131	404,401
Provisions	248,935	220,625
Deferred tax liabilities	900,450	629,722
Other non-current liabilities	246,708	294,468

Total non-current liabilities	5,959,655	5,490,970

Total liabilities	11,388,497	11,115,069

Equity:
Common stock	86,067	86,067
Capital surplus	171,118	171,118
Treasury stock	(26,189)	(113,271)
Retained earnings	6,712,894	7,611,332
Other components of equity	351,406	178,292

Equity attributable to owners of the parent	7,295,296	7,933,538
Non-controlling interests	274,330	300,557

Total equity	7,569,626	8,234,095

Total liabilities and equity	18,958,123	19,349,164

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2017 and 2018	2017 (reference)	2018
Sales revenue	13,999,200	15,361,146

Operating costs and expenses:
Cost of sales	(10,865,848)	(12,000,581)
Selling, general and administrative	(1,601,212)	(1,775,151)
Research and development	(691,429)	(751,856)

Total operating costs and expenses	(13,158,489)	(14,527,588)

Operating profit	840,711	833,558

Share of profit of investments accounted for using the equity method	164,793	247,643

Finance income and finance costs:
Interest income	32,389	41,191
Interest expense	(12,471)	(12,970)
Other, net	(18,436)	5,551

Total finance income and finance costs	1,482	33,772

Profit before income taxes	1,006,986	1,114,973
Income tax expense	(327,592)	13,666

Profit for the year	679,394	1,128,639

Profit for the year attributable to:
Owners of the parent	616,569	1,059,337
Non-controlling interests	62,825	69,302

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	342.10	590.79

Consolidated Statements of Comprehensive Income (reference)

	Yen (millions)
Years ended March 31, 2017 and 2018	2017	2018
Profit for the year	679,394	1,128,639

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	58,154	13,344
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	22,707	19,288
Share of other comprehensive income of investments accounted for using the equity method	3,262	1,688
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	8,064	(204,184)
Share of other comprehensive income of investments accounted for using the equity method	(22,644)	10,620

Total other comprehensive income, net of tax	69,543	(159,244)

Comprehensive income for the year	748,937	969,395

Comprehensive income for the year attributable to:
Owners of the parent	696,079	899,545
Non-controlling interests	52,858	69,850

Consolidated Statements of Changes in Equity

Years ended March 31, 2017 (reference) and 2018

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2016	86,067	171,118	(26,178)	6,194,311	336,115	6,761,433	270,355	7,031,788

Comprehensive income for the year
Profit for the year				616,569		616,569	62,825	679,394
Other comprehensive income, net of tax					79,510	79,510	(9,967)	69,543

Total comprehensive income for the year				616,569	79,510	696,079	52,858	748,937
Reclassification to retained earnings				64,219	(64,219)	—		—
Transactions with owners and other
Dividends paid				(162,205)		(162,205)	(47,716)	(209,921)
Purchases of treasury stock			(12)			(12)		(12)
Disposal of treasury stock			1			1		1
Equity transactions and others							(1,167)	(1,167)

Total transactions with owners and other			(11)	(162,205)		(162,216)	(48,883)	(211,099)

Balance as of March 31, 2017	86,067	171,118	(26,189)	6,712,894	351,406	7,295,296	274,330	7,569,626

Comprehensive income for the year
Profit for the year				1,059,337		1,059,337	69,302	1,128,639
Other comprehensive income, net of tax					(159,792)	(159,792)	548	(159,244)

Total comprehensive income for the year				1,059,337	(159,792)	899,545	69,850	969,395
Reclassification to retained earnings				13,322	(13,322)	—		—
Transactions with owners and other
Dividends paid				(174,221)		(174,221)	(43,623)	(217,844)
Purchases of treasury stock			(87,083)			(87,083)		(87,083)
Disposal of treasury stock			1			1		1
Equity transactions and others								—

Total transactions with owners and other			(87,082)	(174,221)		(261,303)	(43,623)	(304,926)

Balance as of March 31, 2018	86,067	171,118	(113,271)	7,611,332	178,292	7,933,538	300,557	8,234,095

Consolidated Statements of Cash Flows (reference)

	Yen (millions)
Years ended March 31, 2017 and 2018	2017	2018
Cash flows from operating activities:
Profit before income taxes	1,006,986	1,114,973
Depreciation, amortization and impairment losses excluding equipment on operating leases	674,329	713,093
Share of profit of investments accounted for using the equity method	(164,793)	(247,643)
Finance income and finance costs, net	(55,911)	13,218
Interest income and interest costs from financial services, net	(119,953)	(127,529)
Changes in assets and liabilities
Trade receivables	49,217	(41,778)
Inventories	(72,144)	(202,916)
Trade payables	12,999	69,429
Accrued expenses	50,339	(2,700)
Provisions and retirement benefit liabilities	(252,837)	(28,945)
Receivables from financial services	40,525	(174,438)
Equipment on operating leases	(435,503)	(158,337)
Other assets and liabilities	71,940	11,602
Other, net	998	9,314
Dividends received	121,770	161,106
Interest received	220,947	245,095
Interest paid	(99,607)	(115,317)
Income taxes paid, net of refunds	(164,229)	(250,556)

Net cash provided by (used in) operating activities	885,073	987,671

Cash flows from investing activities:
Payments for additions to property, plant and equipment	(494,132)	(415,563)
Payments for additions to and internally developed intangible assets	(143,320)	(156,927)
Proceeds from sales of property, plant and equipment and intangible assets	18,710	15,042
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	(2,835)	—
Payments for acquisitions of investments accounted for using the equity method	(547)	(2,450)
Proceeds from sales of investments accounted for using the equity method	16,208	—
Payments for acquisitions of other financial assets	(222,464)	(280,236)
Proceeds from sales and redemptions of other financial assets	177,762	224,302
Other, net	—	719

Net cash provided by (used in) investing activities	(650,618)	(615,113)

Cash flows from financing activities:
Proceeds from short-term financing liabilities	8,207,530	8,106,505
Repayments of short-term financing liabilities	(8,129,295)	(8,004,620)
Proceeds from long-term financing liabilities	1,902,448	1,689,596
Repayments of long-term financing liabilities	(1,622,603)	(1,609,554)
Dividends paid to owners of the parent	(162,205)	(174,221)
Dividends paid to non-controlling interests	(35,059)	(48,332)
Purchases and sales of treasury stock, net	(11)	(87,082)
Other, net	(45,382)	(46,626)

Net cash provided by (used in) financing activities	115,423	(174,334)

Effect of exchange rate changes on cash and cash equivalents	(1,358)	(47,712)

Net change in cash and cash equivalents	348,520	150,512

Cash and cash equivalents at beginning of year	1,757,456	2,105,976

Cash and cash equivalents at end of year	2,105,976	2,256,488

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries (including structured entities): 368

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc.,

Honda R&D Co., Ltd., American Honda Finance Corporation

2.	Affiliates and joint ventures accounted for using the equity method

Number of affiliates and joint ventures: 72

Corporate names of major affiliates and joint ventures:

Dongfeng Honda Automobile Co., Ltd., Guangqi Honda Automobile Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries, affiliates and joint ventures

Consolidated subsidiaries (including structured entities):

Newly formed consolidated subsidiaries: 11

Reduced through reorganization: 10

Affiliates and joint ventures:

Newly formed affiliates and joint ventures: 2

Reduced through reorganization: 5

4.	Accounting standards of consolidated financial statements

The Company prepares its consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) in accordance with Article 120-1 of the Ordinance of Companies Accounting. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting.

5.	Basis and method of valuation for financial assets

(1)	Non-derivative financial assets

(Financial assets measured at amortized cost)

A financial asset is classified into financial assets measured at amortized cost when the asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost are initially measured at their fair value, and are subsequently measured at amortized cost using the effective interest method.

(Financial assets measured at fair value through other comprehensive income)

Honda elects to designate investments in equity securities, such as shares held for maintaining and strengthening trade relationships, as financial assets measured at fair value through other comprehensive income.

Financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment are presented in other comprehensive income.

(Financial assets measured at fair value through profit or loss)

Financial assets measured at fair value other than financial assets measured at fair value through other comprehensive income are classified into financial assets measured at fair value through profit or loss.

Financial assets measured at fair value through profit or loss are initially measured at their fair value, and subsequent changes in fair value are recognized in profit or loss.

(2)	Derivatives

Derivatives are initially recognized as assets and measured at fair value, when Honda becomes a party to the contractual provision of the derivatives. Subsequent changes in fair value of derivatives are recognized in profit or loss in the period of the changes.

6.	Basis and method of valuation for inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories includes purchase costs and conversion costs, and it is determined principally by using the first-in first-out method.

7.	Basis and method of valuation and depreciation method for equipment on operating leases

Equipment on operating leases is initially measured at cost. Depreciation of equipment on operating leases is calculated using the straight-line method over the lease term. The depreciable amount is the cost of the equipment less its residual value.

8.	Basis and method of valuation and depreciation method for property, plant and equipment

Property, plant and equipment is initially measured at cost. Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated using the straight-line method over the estimated useful life. The depreciable amount is the cost of the asset less the respective estimated residual values.

9.	Basis and method of valuation and amortization method for intangible assets

(Research and development)

Capitalized development cost is measured at the sum of expenditures for development incurred between when the foregoing conditions for capitalization are initially met and when the development is completed, and includes all directly attributable costs to the development process. Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product.

Expenditures on research and other development expenditures which do not meet the foregoing conditions are expensed as incurred.

(Other intangible assets)

Other intangible assets are initially measured at cost and principally amortized using the straight-line method over their estimated useful lives.

10.	Impairment

(1)	Financial assets measured at amortized cost

(Receivables from financial services – Allowance for credit losses)

The allowance for credit losses is management’s estimate of probable losses incurred on receivables from financial services. Various methodologies are utilized when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses.

(Receivables from financial services – Allowance for losses on lease residual values)

The allowance for losses on lease residual values is management’s estimate of probable losses on the uninsured portion of the lease residual values incurred on receivables from finance leases. The allowance for losses on lease residual values is based on management’s evaluation of many factors, including current economic conditions, industry experience, and the finance subsidiaries’ historical experience with residual value losses.

(2)	Equipment on operating leases, property, plant and equipment and intangible assets

At the end of the reporting period, the carrying amount of equipment on operating leases, property, plant and equipment, and intangible assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such asset is estimated and compared with the carrying amount of the asset as a test of impairment.

11.	Provisions for product warranties

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda provides for general estimated warranty costs at the time products are sold to customers. Honda also provides for specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

12.	Post-employment benefits

For defined benefit plans, the present value of defined benefit obligations less the fair value of plan assets is recognized as either a liability or an asset in the consolidated statements of financial position.

The present value of defined benefit obligations and service costs are principally determined for each plan using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligation. Net interest on the net defined benefit liability (asset) for the reporting period is determined by multiplying the net defined benefit liability (asset) by the discount rate.

Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.

Honda recognizes the difference arising from remeasurement of present value of the defined benefit obligation and the fair value of the plan asset in other comprehensive income when it is incurred, and reclassifies it immediately to retained earnings.

Notes to Consolidated Statements of Financial Position:

1.	The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2017	Mar. 31, 2018
The allowance for doubtful trade receivables	14,510	14,389
The allowance for credit losses for receivables from financial services	31,499	34,803
The allowance for losses on lease residual values for receivables from financial services	1,663	743
The allowance for doubtful other financial assets	10,964	10,145

2.	Net book value of pledged assets and secured liabilities are as follows: Yen (millions)

	Mar. 31, 2017	Mar. 31, 2018
Pledged assets:
Trade receivables	18,229	24,571
Receivables from financial services	1,038,177	1,047,676
Inventories	—	17,528
Property, plant and equipment	61,644	58,720

Secured liabilities:
Financing liabilities (Current liabilities)	572,450	564,935
Financing liabilities (Non-current liabilities)	492,118	487,156

3.	The accumulated depreciation and impairment losses for assets are as follows: Yen (millions)

	Mar. 31, 2017	Mar. 31, 2018
Equipment on operating leases	1,009,880	1,130,313
Property, plant and equipment	5,159,976	5,304,616

4.	Honda has entered into various guarantee agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)

	Mar. 31, 2017	Mar. 31, 2018
Bank loans of employees for their housing costs	16,146	13,871

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2018, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Changes in Equity:

	Mar. 31, 2017	Mar. 31, 2018
1. The number of shares outstanding	1,811,428,430	1,811,428,430

	Mar. 31, 2017	Mar. 31, 2018
2. The number of treasury shares	9,148,035	33,150,615

The Company acquired 24,000,000 shares of its own shares through market purchase based on a resolution of the Board of Directors during the fiscal year ended March 31, 2018.

3. The total amount of dividends for the fiscal year ended March 31, 2018 was ¥174,221 million. The Company distributes year-end cash dividends of ¥48,013 million to the shareholders of record as of March 31, 2018.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Risk Management

Honda has manufacturing operations throughout the world and sells products and components to various countries. In the course of these activities, Honda holds trade receivables arising from business activities, receivables from financial services, trade payables, and financing liabilities, and is thus exposed to market risk, credit risk, and liquidity risk associated with the holding of such financial instruments.

These risks are evaluated by Honda through periodic monitoring.

2.	Market Risk

Honda is exposed to the risk that the fair value or future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Honda uses derivatives that consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements to reduce primarily the risk that future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Derivatives are used within the scope of actual demand in accordance with risk management policies. In addition, Honda does not hold any derivatives for trading purposes.

3.	Credit Risk

Honda is exposed to the risk that one party to a financial instrument causes a financial loss for the other party by failing to discharge an obligation. Honda reduces the risk of financial assets other than derivatives in accordance with credit administration rules. Honda reduces the risk of derivatives by limiting the counterparties to major international banks and financial institutions that meet internally established credit guidelines.

4.	Liquidity Risk

Honda raises funds by commercial paper, bank loans, medium-term notes, corporate bonds, and securitization of finance receivables. Honda is exposed to liquidity risk that Honda would not be able to repay liabilities on the due date due to the deterioration of the financing environment.

Exposure to liquidity risk is managed by maintaining sufficient capital resources, a sufficient level of liquidity, and a sound balance sheet.

Fair Value of Financial Instruments

The carrying amounts and fair value of financial instruments as of March 31, 2018 are as follows: Yen (millions)

	Carrying Amount	Fair Value
Assets
Receivables from financial services	4,958,063	4,935,772
Debt securities	174,115	174,113
Equity securities	210,682	210,682
Derivatives	88,345	88,345
Liabilities
Financing liabilities	6,799,010	6,795,675
Derivatives	52,786	52,786

Measurement methods and assumptions used to measure the fair values of financial instruments are as follows:

1.	Cash and cash equivalents, trade receivables and trade payables

The fair values approximate their carrying amounts due to their short-term maturities.

2.	Receivables from financial services

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities.

3.	Debt securities

Debt securities consist mainly of mutual funds, corporate bonds, local bonds, and auction rate securities. The fair value of mutual funds with an active market is measured by using quoted market prices. The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers, and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. To measure fair value of auction rate securities, Honda uses a third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction.

4.	Equity securities

The fair value of equity securities with an active market is measured by using quoted market prices. The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods.

5.	Derivatives

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements. The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates, and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. The credit risk of the counterparties is considered in the valuation of derivatives.

6.	Financing liabilities

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities.

Notes to Information about Per Common Share:

Equity per share attributable to owners of the parent and basic earnings per share attributable to owners of the parent are as follows: Yen

	Mar. 31, 2017	Mar. 31, 2018
Equity per share attributable to owners of the parent	4,047.81	4,461.36
Basic earnings per share attributable to owners of the parent	342.10	590.79

Equity per share attributable to owners of the parent has been computed by dividing equity attributable to owners of the parent by the number of shares outstanding at the end of the period. The number of shares outstanding at the end of the years ended March 31, 2017 and 2018 were 1,802,280,395 and 1,778,277,815, respectively.

Basic earnings per share attributable to owners of the parent has been computed by dividing earnings attributable to owners of the parent by the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding for the years ended March 31, 2017 and 2018 were 1,802,282,093 and 1,793,088,970, respectively. There were no potentially dilutive common shares outstanding for the years ended March 31, 2017 or 2018.

Other

1.	Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

For the year ended March 31, 2018, Honda has reached a settlement with the plaintiffs regarding the multidistrict litigation in the United States. This settlement is subject to final court approval. Honda recognized the settlement of JPY 53,739 million as selling, general and administrative expenses, which includes funds to support airbag inflator recall efforts and such.

Except for the class action lawsuits in the United States which have been settled, other class action lawsuits and civil lawsuits have not been resolved yet. Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

2.	Impairment loss and reversal of impairment loss on investments accounted for using the equity method

The Company recognized impairment losses on certain investments accounted for using the equity method because there was objective evidence of impairment from declines in quoted market values. The amount of the impairment losses is JPY 12,871 million for the fiscal year ended March 31, 2017. The impairment losses are included in share of profit of investments accounted for using the equity method in the consolidated statements of income. For the fiscal year ended March 31, 2018, the Company did not recognize any significant impairment losses.

In addition, the Company recognized reversal of impairment losses on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The amount of the reversal of impairment losses is JPY 15,782 million, which had been previously recognized, for the fiscal year ended March 31, 2018. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the consolidated statements of income.

3.	Impact of the pension plan amendment on the Company’s consolidated financial position and results of operations

In August 2016, the Company and its certain subsidiaries in Japan decided, effective April 1, 2017, to extend mandatory retirement age from 60 years old to 65 years old and introduce a flexible retirement scheme that enables employees to choose retirement age between 60 years old and 65 years old, along with amendments to their defined benefit pension plans to align with the postponement of the retirement age, to fulfill diversifying needs of individual employees. The plan amendments include the revision of the benefit curve, to make a lump-sum benefit payment at the retirement age between 60 years old and 65 years old under the new plan consistent with that at the mandatory retirement age, 60 years old. In addition, one of the defined benefit pension plans is replaced by a defined contribution plan.

These plan amendments resulted in a reduction of the defined benefit obligations and recognition of the past service cost in profit or loss. Honda recognized JPY 84,024 million of past service cost in a credit to profit or loss, of which JPY 37,197 million is included in cost of sales, JPY 21,385 million is included in selling, general and administrative and JPY 25,442 million is included in research and development in the consolidated statements of income for the year ended March 31, 2017. The defined benefit obligations and plan assets were also remeasured.

4.	Impacts of the Enactment of the U.S. Tax Cuts and Jobs Act

The Tax Cuts and Jobs Act was enacted in the U.S. on December 22, 2017. Due to the Act, the federal corporate income tax rate in the U.S. applicable to the Company’s U.S. businesses was reduced from 35 percent to a blended corporate rate of 31.55 percent for the fiscal year ended March 31, 2018 and to 21 percent from the fiscal year commencing on April 1, 2018.

Based on the reduction of the federal corporate income tax rate, the Company reevaluated deferred tax assets and liabilities in its U.S. consolidated subsidiaries. As a result, the Company has recognized impacts of the enactment of the Tax Cuts and Jobs Act, including a decrease in income tax expenses of JPY 346,129 million, in the fiscal year ended March 31, 2018.

Significant Subsequent Event

Acquisition of the Company s Own Shares

The Board of Directors of the Company, at its meeting held on April 27, 2018, resolved that the Company will acquire its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 33 of the Company’s Articles of Incorporation.

1.	Reason for acquisition of own share

The Company will acquire its own shares for the purpose, among others, of improving efficiency of its capital structure and implementing a flexible capital strategy.

2.	Details of the acquisition

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 18,000,000 shares (1.0% of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 70 billion yen

(4)	Period of acquisition:

Starting on May 7, 2018 and ending on December 31, 2018

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

Regarding the Notes for the Previous Fiscal Year

The notes for the previous fiscal year are contained as additional information for reference.

Segment Information (reference)

(a) Segment information based on products and services

As of and for the year ended March 31, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,716,165	10,086,816	1,878,094	318,125	13,999,200	—	13,999,200
Intersegment	—	169,850	13,188	31,567	214,605	(214,605)	—
Total	1,716,165	10,256,666	1,891,282	349,692	14,213,805	(214,605)	13,999,200

Segment profit (loss)	170,740	501,181	178,449	(9,659)	840,711	—	840,711

Segment assets	1,505,637	7,543,388	9,437,044	312,303	18,798,372	159,751	18,958,123
Depreciation and amortization	79,398	576,546	664,940	14,544	1,335,428	—	1,335,428
Capital expenditures	66,241	607,629	1,886,607	12,272	2,572,749	—	2,572,749
As of and for the year ended March 31, 2018
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,038,712	10,852,171	2,123,194	347,069	15,361,146	—	15,361,146
Intersegment	—	193,038	14,071	24,097	231,206	(231,206)	—
Total	2,038,712	11,045,209	2,137,265	371,166	15,592,352	(231,206)	15,361,146

Segment profit (loss)	267,015	373,840	196,067	(3,364)	833,558	—	833,558

Segment assets	1,533,367	7,879,769	9,409,243	314,838	19,137,217	211,947	19,349,164
Depreciation and amortization	74,128	616,321	748,503	15,164	1,454,116	—	1,454,116
Capital expenditures	63,927	514,910	1,801,554	14,243	2,394,634	—	2,394,634

Notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to ¥530,809 million for the year ended March 31, 2017 and ¥519,780 million for the year ended March 31, 2018 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(b) Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,114,833	7,621,550	638,436	2,893,404	730,977	13,999,200	—	13,999,200
Inter-geographic areas	1,998,576	476,518	150,957	562,629	2,518	3,191,198	(3,191,198)	—

Total	4,113,409	8,098,068	789,393	3,456,033	733,495	17,190,398	(3,191,198)	13,999,200
Operating profit (loss)	104,560	398,725	12,112	331,466	29,016	875,879	(35,168)	840,711

Assets	4,236,574	10,743,185	675,983	2,694,622	670,332	19,020,696	(62,573)	18,958,123
Non-current assets other than financial instruments and deferred tax assets	2,492,467	4,766,609	107,443	694,919	187,220	8,248,658	—	8,248,658

As of and for the year ended March 31, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,240,033	8,067,455	680,497	3,541,680	831,481	15,361,146	—	15,361,146
Inter-geographic areas	2,240,651	517,150	236,717	679,340	6,043	3,679,901	(3,679,901)	—

Total	4,480,684	8,584,605	917,214	4,221,020	837,524	19,041,047	(3,679,901)	15,361,146
Operating profit (loss)	86,916	278,476	15,837	402,620	43,831	827,680	5,878	833,558

Assets	4,405,523	10,651,191	727,045	2,942,053	659,781	19,385,593	(36,429)	19,349,164
Non-current assets other than financial instruments and deferred tax assets	2,580,515	4,530,019	105,649	683,006	161,913	8,061,102	—	8,061,102

Notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to ¥530,809 million for the year ended March 31, 2017 and ¥519,780 million for the year ended March 31, 2018 respectively, which consist primarily of cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

Independent Auditors’ Report

Independent Auditor’s Report

The Board of Directors	May 9, 2018
Honda Motor Co., Ltd.

KPMG AZSA LLC
Hiroshi Miura (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Hiroyuki Yamada (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant
Tomoo Nishigori (Seal)	Designated Limited Liability Partner, Engagement Partner and Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of Honda Motor Co., Ltd. as at March 31, 2018 and for the year from April 1, 2017 to March 31, 2018 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, present fairly, in all material respects, the financial position and the results of operations of Honda Motor Co., Ltd. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Audit Report of the Audit and Supervisory Committee

Mr. Takahiro Hachigo

President and Representative Director of

Honda Motor Co., Ltd.

Audit Report

The Audit and Supervisory Committee audited the performance of duties by the Directors for the 94th fiscal year from April 1, 2017 to March 31, 2018, and hereby reports on the methods and results of the audit as follows.

1. Auditing Methods and Details of Such Methods

With respect to the resolutions of the meetings of the Board of Directors on matters set forth in Article 399-13, Paragraph 1, Item 1 (b) and (c) of the Company Law and the systems established based on such resolutions (Internal Control System), the Audit and Supervisory Committee received periodic reports from the Directors and other employees, etc. regarding its establishment and operation status, sought explanations as necessary and expressed opinions. At the same time, the Audit and Supervisory Committee conducted audits using the following methods.

(1)	Audit and Supervisory Committee Members, in accordance with the auditing standards of the Audit and Supervisory Committee, following the auditing policies, assignment of duties and other relevant matters, coordinated with the internal audit divisions, etc. participated in important meetings, received reports from Directors and other employees, etc. on the performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets at the head office and principle business offices. With respect to subsidiaries, the Audit and Supervisory Committee communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary.

(2)	Monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, the Audit and Supervisory Committee received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary.

Based on the above methods, Audit and Supervisory Committee Members examined the business report and the supplementary schedules thereto, unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statement of income, unconsolidated statements of changes in net assets and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated statements of financial position, the consolidated statement of income, the consolidated statements of changes in equity and notes to consolidated financial statements) for the fiscal year ended March 31, 2018.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1)	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2)	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3)	The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 11, 2018

Audit and Supervisory Committee

Honda Motor Co., Ltd.

Audit and Supervisory Committee Member	Masahiro Yoshida (Seal)
Audit and Supervisory Committee Member	Masafumi Suzuki (Seal)
Audit and Supervisory Committee Member	Toshiaki Hiwatari (Seal)
Audit and Supervisory Committee Member	Hideo Takaura (Seal)
Audit and Supervisory Committee Member	Mayumi Tamura (Seal)

Note:	Audit and Supervisory Committee Members, Toshiaki Hiwatari, Hideo Takaura and Mayumi Tamura are Outside Directors, as set forth in Article 2, Item 15 and Article 331, Paragraph 6 of the Company Law.

- End -

Honda Motor Co., Ltd.

REPORT OF INDEPENDENT DIRECTORS

1. Basic Information

Company Name	Honda Motor Co., Ltd.		Securities Code Number	7267

Submission Date	2018/05/24	Date of Change of Position (scheduled date)	2018/6/14

Reason for Submission of Report of Independent Directors/Corporate Auditors

To discuss the subject regarding the election of new outside directors at an Ordinary General Meeting of Shareholders.

To show that the part of the reasons for the appointment of Hideko
Kunii (No. 1) and Motoki Ozaki (No.2) was changed.

☑	The Company has selected all persons who are qualified to become independent

2. Matters related to Independence of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors

	Name	Outside Director/ Outside Corporate Auditor	Independent Director/ Corporate Auditor	Attributes of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors (*2, *3)													Details of Change of Position	Consent of the Said Person
No.				a	b	c	d	e	f	g	h	i	j	k	l	Not Applicable
1	Hideko Kunii	Outside Director	Yes													Yes	revised	Yes
2	Motoki Ozaki	Outside Director	Yes													Yes	revised	Yes
3	Toshiaki Hiwatari	Outside Director	Yes													Yes		Yes
4	Hideo Takaura	Outside Director	Yes													Yes		Yes
5	Mayumi Tamura	Outside Director	Yes													Yes		Yes

3. Explanation of the Attributes of the Independent Directors/Corporate Auditors and the Reasons for the Appointment

No.	Explanation of the Applicability of Attributes (*4)	Reasons for the Appointment of the Independent Director/Auditor (*5)
1

Hideko Kunii has extensive experience in corporations, government and educational institutions as well as considerable knowledge regarding corporate management, and the Company expects to receive her advice on the Company’s corporate activities and oversee its overall management from an objective, broad and highly sophisticated perspective.

Hideko Kunii meets the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

2

Motoki Ozaki held positions of President and Chairman of Kao Corporation, and has extensive experience and considerable knowledge regarding corporate management, and the Company expects to receive his advice on the Company’s corporate activities and oversee its overall management from an objective, broad and highly sophisticated perspective.

Motoki Ozaki meets the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

3

Toshiaki Hiwatari has extensive experience and considerable knowledge as a legal affairs specialist. The Company expects him to audit and oversee the Company’s overall management from an objective, broad, and highly sophisticated perspective.

Toshiaki Hiwatari meets the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

4

Hideo Takaura has extensive experience and considerable knowledge as a certified public accountant. The Company expects him to audit and oversee the Company’s overall management from an objective, broad, and highly sophisticated perspective.

Hideo Takaura meets the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

5

Mayumi Tamura has extensive experience and considerable knowledge regarding corporate management. The Company expects her to audit and oversee the Company’s overall management from an objective, broad, and highly sophisticated perspective.

Mayumi Tamura meets the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors,” and the Company’s judgment is that no conflicts of interest will arise with the Company’s general shareholders.

1/2

4. Supplemental Explanation

The Company has established its “Criteria for Independence of Outside Directors” as follows.

<Honda Motor Co., Ltd. Criteria for Independence of Outside Directors>

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the requirements set forth below:

1.	He/she is not, and has never been, a person who executes the business of the Company group or a person from the Company group. Also, no family member, close relative, etc. (*1) of him/her has ever been a person who executes the business of the Company group during the last 5 years.

2.	He/she is not, and has never been, any of the following during the last 5ycars:

1)	a person who executes the business of a large shareholder (*2) of the Company;

2)	a person who executes the business of(i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender of the Company group(*4);

4)	a person who belongs to an audit organization that conducts statutory audits for the Company;

5)	a person who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

6)	a person who executes the business of an entity whose outside director is also a person who executes the business of the Company; or

7)	a person who executes the business of an organization which is receiving a large amount of donation or grant from the Company (*6).

3.	No family member, close relative, etc. of the outside director currently falls under any of items 1) through 7) in paragraph 2 above.

4.	The total number of years of office of the outside director/outside corporate auditor does not exceed 8 years.

Notes

*1	A “family member, close relative, etc.” means a spouse of an outside director, a first or second degree relative, or any other relative who lives in the same place as the outside director.

*2	A “large shareholder” means a person who is one of the top 10 shareholders in terms of shareholding as of the end of a fiscal year.

*3	A “major customer” means a customer/supplier of the Company where the annual amount of transactions between the customer/supplier and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer/supplier.

*4	A “major lender” means a financial institution from which the Company group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6	An “organization which is receiving a large amount of donation or grant from the Company” means an organization which receives a donation or grant from the Company in excess of 10 million yen per year.

[End]

Established on May 15,2015

Revised on June 15, 2017

▶1	If, among the outside directors/outside corporate auditors, all of them who satisfy the qualifications which are required to become an independent director/corporate auditor are notified as

▶2	Matters to check regarding Attributes of the Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors:

a.	person who executes business of the listed company or its subsidiary;

b.	directors who are not executive personnel or accounting advisors of the listed company or its subsidiary (where outside corporate auditors are appointed as independent corporate auditors);

c.	directors who are executive personnel or non-executive personnel of a parent company of the listed company;

d.	corporate auditors of a parent company of the listed company (where outside corporate auditors are appointed as independent corporate auditors);

e.	person who executes business of a fellow subsidiary of the listed company;

f.	party for which the listed company is a major customer or a person who executes its business;

g.	listed company’s major customer or a person who executes its business;

h.	consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/corporate auditorship from the

i.	listed company’s major shareholder (where the said major shareholder is a company, a person who executes its business);

j.	person who executes the business of a customer of the listed company (where any of items f, g, and h do not apply to such customer) (this item only applies to the independent directors/corporate auditors himself/herself)

k.	person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the independent directors/corporate auditors himself/herself)

l.	person who executes the business of an entity to whom the listed company makes donations (this item only applies to the independent directors/corporate auditors himself/herself) Please note that expressions used in each of items a to l above are abbreviations of words used in items which are stipulated in the rules of the stock exchange.

▶3	If any of the items above apply to the independent directors/corporate auditors himself/herself “now or recently,” please mark with a “¡” and, if any of the items above applied to the independent directors/corporate auditors himself/herself in the “past,” please mark with a “Δ.”

If any of the items above apply to a family member or a close relative “now or recently,” please mark with a “●” and, if any of the items above applied to any of them in the “past,” please mark with a

▶4	If any of the items a to l above apply, please provide an explanation (summary).

▶5	Please write down the reasons for appointing the independent director/corporate auditor.

2/2